Form 20-F
period 2008-12-31
BBV Vietnam S.E.A. Acquisition Corp.
filed 2009-06-30
CIK 1415586

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report______________ for the transition period from __________ to ___________
Commission file number_000-52679___________________________

BBV VIETNAM S.EA. ACQUISITION CORP.
(Exact name of the Registrant as specified in its charter)
The Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)
N/A
(Translation of Registrant’s name into English)
61 Hue Lane, HaiBa Trung District, Hanoi, Vietnam
(Address of principal executive offices)
Eric Zachs, President
40 Woodland Street
Hartford, CT 06105
860-727-5734 Facsimile: 860-727-5780
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class
None.
Name of each exchange on which registered
Not applicable.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Units
Shares of Common Stock, par value $0.0001 per share
Warrants
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 6,468,750 ordinary shares, par value $0.0001 per share, as of December 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every, Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.
☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☒ Yes	☐ No

TABLE OF CONTENTS

i

CERTAIN INFORMATION

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to “we,” “us” or “our company” refer to BBV Vietnam S.E.A. Acquisition Corp.

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors,” “Operating and Financial Review and Prospects,” “Information on our Company” and elsewhere in this Annual Report.

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.           Selected financial data

Selected Consolidated Financial Data

The selected financial information set forth below has been derived from our audited financial statements (i) for the period from August 8, 2007 (date of inception) to December 31, 2007 and (ii) for the year ended December 31, 2008. The information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on our Company” and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31, 2008	Period from August 8, 2007 (inception) to December 31, 2007
Consolidated Statement of Operations Data:

Interest income	$457,808	$–

Formation and operating costs	$432,831	$18,495

Provision for income taxes	$8,492	$–

Net income (loss) for period	$$16,485	$(18,495)

Weighted average shares outstanding
Basic	5,859,092	1,293,750
Diluted	6,355,697	1,293,750

Earnings (loss) per share, basic and diluted	$0.00	$(0.01)

	As of December 31,
	2008	2007
Consolidated Balance Sheet Data:

Cash and cash equivalents	$18,997	$29,452

Net assets	39,848,566	6,505

Total assets	41,465,768	189,480

Total current liabilities	1,617,202	182,975

Total shareholders’ equity	27,863,274	6,505

B.           Capitalization and Indebtedness

Not required.

C.           Reasons for the Offer and Use of Proceeds

Not required.

D.           Risk Factors

Risks Associated With Our Business

We are a recently formed development stage company with no operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objectives.

We are a recently incorporated development stage company with no operating results to date, other than interest income.  Our ability to begin operations was dependent upon obtaining financing through our initial public offering of our securities in February 2008 (“IPO”). Since we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective, which is to acquire, or acquire control of, an operating business. We have no plans, arrangements or understandings with any prospective acquisition candidates. We will not generate any revenues (other than interest income on the proceeds of our IPO) until, at the earliest, after the consummation of a business combination. We cannot assure you as to when, or if, a business combination will occur.

Our ability to  consummate a business combination is totally dependent upon the efforts of our officers and directors who may resign prior to finding a target company to present to the shareholders for  a business combination.

You should be aware that because our IPO prospectus stated that securities owned by the Initial Shareholders prior to the IPO would be held in escrow and not subject to transfer (except under limited circumstances), if a director or officer purports to transfer his interest in the Company before a business combination is consummated, a shareholder may have securities law claims against the Company for rescission (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security)  In general, a person who purchased shares pursuant to a defective prospectus or other representation, must make a claim for rescission within the applicable statute of limitations period, which, for claims made under Section 12 of the Securities Act and some state statutes, is one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim.  A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares.

We may not be able to complete a business combination within the required time frame, in which case our corporate existence will terminate and we will be forced to liquidate.

We must complete a business combination with a business or businesses whose fair market value is at least 80% of the amount in our trust account (excluding deferred underwriting discounts and commissions held in the trust account) at the time of the business combination within 18 months after the consummation of our IPO (or within 24 months after the consummation of our IPO if a letter of intent, agreement in principle or a definitive agreement has been executed within 18 months after the consummation of our IPO and the business combination relating thereto has not yet been consummated within such 18-month period, or, if extended pursuant to a shareholder vote, within 36 months from the consummation of our IPO).  Unless extended to 36 months, if we fail to consummate a business combination within the required time frame, we will, in accordance with our amended and restated articles of incorporation dissolve, liquidate and wind up.  In any event, if, at the end of the 36 month period we have not obtained shareholder approval for an initial business combination, our corporate existence will automatically cease.  We may not be able to consummate a business combination for any number of reasons. We may not be able to find suitable target businesses within the required time frame. In addition, our negotiating position and our ability to conduct adequate due diligence on any potential target business may be reduced as we approach the deadline for the consummation of a business combination.  Furthermore, we will be unable to consummate a business combination if holders of 30% or more of the shares sold in our IPO elect to convert their stock (on a cumulative basis) into a pro rata share of the trust account even if a majority of our shareholders approve the transaction.  If we fail to complete a specific business combination after expending substantial management time and attention and substantial costs for accountants, attorneys, and other advisors, such costs likely would not be recoverable, which could materially adversely affect subsequent attempts to locate and acquire another target business within the required time frame.  We do not have any specific business combination under consideration.  Unlike other blank check companies, we are permitted, pursuant to our amended and restated articles of incorporation, to seek to extend the date before which we must complete an initial business combination to 36 months. As a result, your funds may be held in the trust account until February 2011.

Unlike other blank check companies, if we have entered into a letter of intent, agreement in principle or definitive agreement within 18 months following the consummation of our IPO, we may seek to extend the date before which we must complete our business combination, to avoid being required to liquidate, beyond the more typical 24 months to 36 months by calling a special (or annual) meeting of our shareholders for the purpose of soliciting their approval for such extension. We believe that extending the date before which we must complete our business combination to 36 months may be advisable due to the circumstances involved in the evaluation and closing of a business combination in Vietnam, China or elsewhere in Asia, including obtaining audited U.S. GAAP financial statements of potential targets that have previously kept their accounts in accordance with different financial accounting standards, the possible need for restructuring and reorganizing corporate entities and assets (particularly with respect to China or Vietnam state-owned enterprises) and the requirements of complex Vietnamese and Chinese regulatory filings and approvals. If we enter into an agreement near the end of this 18 month period, we would have only six months in which to accomplish the necessary accounting reconciliations, complete the restructuring of the company, satisfy U.S. and applicable regulatory requirements, secure the approval of our shareholders and provide for customary closing conditions.  If a proposal for the extension to 36 months is approved by our shareholders, we will have an additional 12 months beyond the more usual 24 month period with which to complete our initial business combination. As a result we may be able to hold your funds in the trust account until February 2011 and thus delay the receipt by you of your funds from the trust account on conversion or liquidation.

If we dissolve and liquidate because we have not consummated a business combination within the required time frame, our public shareholders may receive less than $8.00 per share on distribution and our warrants will expire worthless.

Pursuant to our amended and restated articles of incorporation, among other things, we must liquidate if we do not complete a business combination within 18 months after the consummation of our IPO (or within 24 months after the consummation of our IPO if a letter of intent, agreement in principle or a definitive agreement has been executed within 18 months after the consummation of our IPO and the business combination relating thereto has not yet been consummated within such 18-month period, or within 36 months if the extended period is approved). Upon dissolution, we will distribute to all of our public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account (net of taxes payable and that portion of the interest earned previously released to us) and net assets held outside the trust account. Our shareholders prior to our IPO (“Initial Shareholders”) have waived their rights to participate in any liquidating distribution with respect to their common stock issued to them prior to our IPO and have agreed to vote in favor of any dissolution and plan of distribution which we will present to our shareholders for vote. There will be no distribution from the trust account with respect to our warrants which will expire worthless. We will pay the costs of our dissolution and liquidation of the trust account from our remaining assets outside of the trust account, and we estimate such costs to be between $75,000 and $125,000, if not done in connection with a shareholder vote with respect to the extended period of a potential business combination. Upon notice from us, the trustee of the trust account will liquidate the investments constituting the trust account and will turn over the proceeds to our transfer agent for distribution to our public shareholders as part of our shareholder-approved dissolution and plan of distribution. Concurrently, we shall pay, or reserve for payment, from interest released to us from the trust account if available, our liabilities and obligations, although we cannot give you assurances that there will be sufficient funds outside the trust account for such purpose. The amounts held in the trust account may be subject to claims by third parties, such as vendors, prospective target business or other entities, if we do not obtain waivers in advance from such third parties prior to such parties providing us with services or entering into arrangements with them.  We cannot assure you that such waivers will be obtained or will be enforceable. Each of Eric M. Zachs and Robert H.J. Lee have agreed that, if we dissolve prior to the consummation of a business combination, they will jointly and severally indemnify us for all claims of creditors or any potential target businesses, to the extent we fail to obtain valid and enforceable waivers from such parties to ensure that the proceeds in the trust account are not reduced. However, we cannot assure you that they will be able to satisfy those obligations. We do not intend to take any additional measures to ensure that the funds of the trust account will not be depleted by claims against the trust account.

Accordingly, upon dissolution and liquidation, the estimated per share liquidating distribution will be approximately $8.00, which may result in being less than $8.00 per share because of the expenses of our IPO, our general and administrative expenses and the planned costs of seeking a business combination.

You will not be entitled to protections normally afforded to investors of blank check companies.

Since the net proceeds of our IPO are intended to be used to complete a business combination with a target business that has not been identified, we may be deemed to be a “blank check” company under the United States securities laws. However, since we had net tangible assets in excess of $5,000,000 upon the consummation of our IPO and filed a Current Report on Form 8-K with the SEC thereafter which included an audited balance sheet demonstrating this fact, we are exempt from rules promulgated by the SEC to protect investors of blank check companies, such as Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules.

Under Marshall Islands law, the requirements and restrictions relating to our IPO contained in our articles of incorporation may be amended, which could reduce or eliminate the protection afforded to our shareholders by such requirements and restrictions.

Our amended and restated articles of incorporation contain certain requirements and restrictions relating to our IPO that will apply to us until the consummation of a business combination. Specifically, our amended and restated articles of incorporation provide, among other things, that:

•
if we have entered into a letter of intent or definitive agreement with respect to a business combination within 18 months of the consummation of our IPO, and we anticipate that we may not be able to consummate a business combination within 24 months, we may seek shareholder approval to extend the period of time to consummate a business combination by an additional 12 months. In such case, we will present such proposal to our shareholders. In order to approve the extended period, we must receive shareholder approval of a majority of our common stock voted by our public shareholders and public shareholders owning less than 30% of the common stock purchased by the public shareholders in our IPO both vote against the extended period and exercise their conversion rights;

•
if we do not enter into a letter of intent, agreement in principle or a definitive agreement within 18 months after the consummation of our IPO, or if the holders of 30% or more of the shares sold in our IPO vote against the proposed extension beyond 24 months to 36 months and elect to convert their shares for a pro rata share of the trust account or we do not receive shareholder approval for such extension and we are not be able to complete our initial business combination within such 24 month period, our corporate purposes and powers will immediately thereupon be limited to acts and activities related to dissolving and winding up our affairs, including liquidation, and we will not be able to engage in any other business activities;

•
our corporate existence will cease 36 months after the consummation of our IPO for the purposes of winding up our affairs and liquidating pursuant to Section 105 of the Business Corporations Act of the Marshall Islands, if we are unable to complete a business combination;

•	if the extended period is approved, public shareholders who voted against such proposal and exercised their conversion rights will receive their pro rata share of the trust account;

•	prior to the consummation of our initial business combination, we shall submit such business combination to our shareholders for approval;

•
we may consummate our initial business combination if: (i) the business combination is approved by a majority of the common stock voted by our public shareholders, (ii) an amendment to our amended and restated articles of incorporation allowing our perpetual existence is approved by a majority of our outstanding common stock and (iii) shareholders owning less than 30% of the common stock purchased by the public shareholders in our IPO exercise their conversion rights (on a cumulative basis, including shares converted in connection with our seeking shareholder approval for the extended period, if applicable);

•
if our initial business combination is approved and consummated, public shareholders who voted against the business combination and exercised their conversion rights will receive their pro rata share of the trust account;

•
if a business combination is not consummated or a letter of intent, an agreement in principle or a definitive agreement is not signed within the time periods specified in this prospectus, then we will be dissolved and distribute to all of our public shareholders their pro rata share of the trust account;

•
our management will take all actions necessary to liquidate our trust account to our public shareholders as part of our plan of distribution if a business combination is not consummated or a letter of intent, an agreement in principle or a definitive agreement is not signed within the time periods specified in this prospectus;

•
our shareholders’ rights to receive a portion of the trust fund are limited such that they may only receive a portion of the trust fund upon liquidation of our trust account to our public shareholders as part of our plan of distribution or upon the exercise of their conversion rights; and

•
we may not consummate any other merger, capital stock exchange, stock purchase, asset acquisition or control through contractual arrangements or similar transaction other than a business combination that meets the conditions specified in this prospectus, including the requirement that our initial business combination be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions) at the time of such business combination.

Our amended and restated articles of incorporation prohibits the amendment of the above-described provisions without the affirmative vote of 95% of the shares issued in our IPO. However, because the validity of a 95% supermajority provision restricting amendment of the amended and restated articles of incorporation under Marshall Islands law, which follows Delaware law, has not been settled, a court could conclude that it violates the shareholders’ implicit rights to amend the amended and restated articles of incorporation. In that case, some or all of the above provisions could be amended without supermajority consent and any such amendment could reduce or eliminate the protection afforded to our shareholders.

Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination, it may be more difficult for us to complete a business combination.

Based upon publicly-available information through April 2009, approximately 156 similarly structured blank check companies (24 China and 29 Asia) have completed initial public offerings since August 2003 and numerous others have filed registration statements. Of these companies, only 50 companies have consummated a business combination, while 20 other companies have announced they have entered into a definitive agreement for a business combination, but have not consummated such business combination. Accordingly, there are approximately 72 blank check companies (15 China and 17 Asia/Pacific) with approximately $13.4 billion in trust that are seeking to carry out a business plan similar to our business plan. Furthermore, based upon publicly available information, there are 87 similarly structured blank check companies (11 China and 15 Asia/Pacific) with a planned $15.7 billion of gross proceeds currently in registration and waiting to complete initial public offerings. There are likely to be more blank check companies filing registration statements for initial public offerings after the date of this report and prior to our completion of a business combination. While some of those companies have specific industries in which they must complete a business combination, a number of them may consummate a business combination in any industry they choose. We may therefore be subject to competition from these and other companies seeking to consummate a business plan similar to ours which will, as a result, increase demand for privately-held companies to combine with companies structured similarly to ours. Further, the fact that only 50 of such companies have completed a business combination and 20 of such companies have entered into a definitive agreement for a business combination may be an indication that there are only a limited number of attractive target businesses available to such entities or that many privately-held target businesses may not be inclined to enter into business combinations with publicly held blank check companies like us. We cannot assure you that we will be able to successfully compete for an attractive business combination. Additionally, because of this competition, we cannot assure you that we will be able to effectuate a business combination within the required time periods. If we are unable to find a suitable target business within such time periods, our corporate existence will cease by operation of law and we will distribute only to our public shareholders the amount in our trust account (including interest) plus any remaining assets.

If third parties bring claims against us, the amount held in the trust account could be reduced and the per share liquidation price received by shareholders will be less than $8.00 per share.

Our placing of funds in trust may not protect those funds from third party claims against us. Although we will seek to have all vendors, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account. Nor is there any guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Accordingly, the amount held in the trust account could be subject to claims which could take priority over the claims of our public shareholders and the per share liquidation price could be less than $8.00, plus interest, due to claims of such creditors. If we are unable to complete a business combination and are forced to liquidate, Messrs. Zachs and Lee, our president and chairman, respectively, and members of our board of directors, have agreed that they will be personally liable, on a joint and several basis to ensure that the amounts in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, to the extent that such target businesses, vendors or entities did not execute a valid and enforceable waiver. Furthermore, there could be claims from parties other than vendors or target businesses that would not be covered by the indemnity from Messrs. Zachs and Lee, such as shareholders and other claimants who are not parties in contract with us who file a claim for damages against us. If a claim were made that resulted in Messrs. Zachs and Lee having personal liability and they refused to satisfy their obligations, we would have a fiduciary obligation to bring an action against them to enforce our indemnification rights and would accordingly bring such an action against them. However, we have not requested that either of Messrs. Zachs or Lee reserve for these indemnification obligations, and we therefore cannot assure you that they will be able to satisfy those obligations if required to do so or that the amounts in the trust account will not be reduced by such claims.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the amounts held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our public shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders at least $8.00 per share.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them.

If we do not effect our initial business combination within 36 months after consummation of our IPO, our corporate existence will cease except for the purposes of winding up our affairs and liquidating pursuant to Marshall Islands Business Corporations Act, in which case we will as promptly as practicable thereafter adopt a plan of distribution. If we seek approval from our shareholders to approve the extended period or to consummate a business combination 24 months after the consummation of our IPO, the proxy statement related to the extended period or the business combination will also seek shareholder approval for our board of directors’ recommended plan of distribution and liquidation in the event our shareholders do not approve the extended period or the business combination. Under Marshall Islands law, shareholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If we complied with the procedures set forth in Section 106 of the Business Corporations Act, which are intended to ensure that we make reasonable provision for all claims against us, including a six month notice period during which any third-party claims can be brought against us before any liquidating distributions are made to shareholders, any liability of a shareholder with respect to a liquidating distribution is limited to the lesser of such shareholder’s pro rata share of the claim or the amount distributed to the shareholder, and any liability of the shareholder would be barred after the period set forth in such notice. However, it is our intention to make liquidating distributions to our shareholders as soon as reasonably possible after dissolution and we do not intend to comply with the six month notice period (which would result in Messrs. Zachs and Lee being liable for claims for which we did not provide). As such, to the extent Messrs. Zachs and Lee cannot cover such liabilities, our shareholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any such liability of our shareholders will likely extend beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors that we engage after the consummation of our IPO (such as accountants, lawyers, investment bankers, etc.) and potential target businesses. We intend to have all vendors that we engage after the consummation of our IPO and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. Accordingly, we believe the claims that could be made against us should be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. However, we cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our shareholders may extend well beyond the third anniversary of the date of distribution. Accordingly, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public shareholders promptly after 18 or 24 months (or 36 months if the extended period has been approved) from the date of this prospectus, this may be viewed or interpreted as giving preference to our public shareholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Since we are not restricted to a particular industry and we have not yet selected a target business with which to complete a business combination, we are unable to currently ascertain the merits or risks of the industry or business in which we may ultimately operate.

While our efforts in identifying prospective target businesses will not be limited to a particular industry, we expect to focus on operating businesses with primary operations in Vietnam or elsewhere in Asia. Accordingly, there is no current basis for you to evaluate the possible merits or risks of the particular industry in which we may ultimately operate or the target business which we may ultimately acquire. To the extent we complete a business combination with a company that does not have a stable history of earnings and growth or an entity in a relatively early stage of its development, we may be affected by numerous risks inherent in the business operations of those entities. If we complete a business combination with an entity in an industry characterized by a high level of risk, we may be affected by the currently unascertainable risks of that industry. Although our management will endeavor to evaluate the risks inherent in a particular industry or target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors. Even if we properly assess those risks, some of them may be outside of our control or ability to affect. We also cannot assure you that an investment in our units will not ultimately prove to be less favorable to investors in our IPO than a direct investment, if an opportunity were available, in a target business.

If the cash not held in the trust account is insufficient to allow us to operate through February 2011, we may be unable to complete a business combination.

We believe that the funds available to us outside of the trust account, plus the interest earned on the funds held in the trust account that may be available to us combined with loans to us from our Initial Shareholders, will be sufficient to allow us to operate through February 2011, assuming that a business combination is not consummated during that time. However, we cannot assure you that our estimates will be accurate. We could use a portion of these funds to engage consultants to assist us with our search for a target business. We could also use a portion of these funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to prevent a target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into such a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we may not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

A decline in interest rates has limited the amount available to fund our search for a target business or businesses and complete a business combination and we have had to rely upon loans from our initial shareholders along with the interest earned on the trust account to fund our search, to pay our income tax obligations and to complete our initial business combination.

Of the net proceeds of our IPO, only $100,000 was be available to us initially outside the trust account to fund our working capital requirements. We depend upon sufficient interest being earned on the amounts held in the trust account and loans from our Initial Shareholders to provide us with the additional working capital we need to identify one or more target businesses and to complete our initial business combination, as well as to pay any income tax obligations that we may owe. While we are entitled to have released to us for such purposes certain interest earned on the funds in the trust account, there has been a substantial decline in interest rates which has resulted in our having insufficient funds available with which to operate our business while prior to a consummation of our business combination. Our Initial Shareholders are under no obligation to advance funds in such circumstances.

We may issue shares of our capital stock or debt securities to complete a business combination, which would reduce the equity interest of our shareholders and likely cause a change in control of our ownership.

Our amended and restated articles of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. There are 36,021,316 authorized but unissued shares of our common stock available for issuance (after appropriate reservation for the issuance of shares upon full exercise of our outstanding warrants and all of the 1,000,000 shares of preferred stock available for issuance).  Although we have no commitments to issue our securities, we may issue a substantial number of additional shares of our common stock or preferred stock, or a combination of common and preferred stock, to complete a business combination. The issuance of additional shares of our common stock or any number of shares of our preferred stock:

•	may significantly reduce the equity interest of investors in our securities;

•
will likely cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely also result in the resignation or removal of our present officers and directors;

•	may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded to our common stock; and

•	may adversely affect prevailing market prices for our common stock.

Similarly, if we issued debt securities, it could result in:

•	default and foreclosure on our assets if our operating cash flow after a business combination were insufficient to pay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a valid and enforceable waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand;

•	covenants that limit our ability to acquire capital assets or make additional acquisitions; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

The value of your investment in us may decline if any of these events occurs.

Our existing shareholders, including certain of our officers and directors, currently control a substantial interest in us and thus may influence certain actions requiring shareholder vote.

Our Initial Shareholders (including all of our officers and directors) collectively own approximately 20% of our issued and outstanding shares of common stock. In addition, the underwriters, Eric M. Zachs and Robert H.J. Lee, our president and chairman, respectively, Eliezer Katz, our special advisor, Nhin Sang, an initial shareholder, and Philip Katz, an individual investor, also purchased an aggregate of $1,780,000 of founder warrants directly from us immediately prior to the closing of our IPO at a price per warrant of $0.95. The purchase of founder warrants, together with any other acquisitions of our shares (or warrants which are subsequently exercised), could permit our existing shareholders to effectively influence the outcome of all matters requiring approval by our shareholders at such time, including the election of directors and approval of significant corporate transactions, following the consummation of our initial business combination.

Our directors and officers and affiliates are not prohibited from making open market purchases of our securities. If they do so, our Initial Shareholders, including our directors and officers, will have a greater influence on the outcome of matters requiring shareholder approval, such as a business combination. Our Initial Shareholders, directors and officers have not established any specific criteria that would trigger purchases of our securities in the aftermarket or in private transactions, but they would most likely consider a variety of factors, including whether they believed that such securities were undervalued and represented a good investment. Any such purchases would be made in compliance with all applicable securities laws and our insider trading policy.

In addition, our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year.  It is unlikely that there will be an annual meeting of shareholders to elect new directors prior to the consummation of a business combination, in which case all of the current directors will continue in office at least until the consummation of the business combination assuming that no one resigns from their directorship position.  If there is an annual meeting, as a consequence of our “staggered” board of directors, only a minority of the board of directors will be considered for election and our existing shareholders, because of their ownership position, will have considerable influence regarding the outcome.  Accordingly, our Initial Shareholders will continue to exert control at least until the consummation of a business combination.

Our ability to  consummate a business combination is totally dependent upon the efforts of our officers and directors who may resign prior to finding a target company to present to the shareholders for  a business combination.

Our ability to effect a business combination is totally dependent upon the efforts of our officers and directors.  Our officers and directors are not required to commit their full time to our affairs and are engaged in several other business endeavors.  Such officers and directors may determine that they might not be able to meet  their obligations to the Company and may then resign from and/or sell their interests in the Company.  If this were to occur, you would not have time to evaluate the new member(s) of the management team who would be responsible for finding a target company for a business combination.  While any new member(s) of the management team would be closely scrutinized, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals might not be able to find a target company which would force the Company to liquidate in accordance with its amended and restated articles of incorporation.

Our ability to be successful after a business combination will be totally dependent upon the efforts of our key personnel, some of whom we would have only a limited ability to evaluate. It is also likely that our current officers and directors will resign upon the consummation of a business combination.

Our ability to effect a business combination will be totally dependent upon the efforts of our key personnel. The future role of our key personnel following a business combination, however, cannot presently be fully ascertained. Although we expect several of our management and other key personnel, particularly Eric M. Zachs, Robert H.J. Lee and Nguyen Thi Quynh Anh, to remain associated with us following a business combination in senior management or advisory positions, such as a member of the board of directors or a consultant, it is unlikely that the rest of our current management will be able to remain with the combined company after the consummation of a business combination. Thus, we will likely employ other personnel following the business combination. While we intend to closely scrutinize any additional individuals we engage after a business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company, as well as United States securities laws, which could cause us to have to expend time and resources helping them become familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

Our officers and directors may allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This could have a negative impact on our ability to consummate a business combination.

Our officers and directors are not required to commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and other businesses. We do not intend to have any full time employees prior to the consummation of a business combination. All of our executive officers are engaged in several other business endeavors and are not obligated to contribute any specific number of hours per week to our affairs. If our executive officers’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate a business combination.

Our officers, directors and their affiliates currently are, and may in the future become, affiliated with entities engaged in business activities that are similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

All of our officers and directors currently are, and may in the future become, affiliated with additional entities that are engaged in business activities similar to those intended to be conducted by us. Each of Eric M. Zachs, Robert H. J. Lee and Nguyen Thi Quynh Anh, members of our board of directors and our president, chairman and vice president, respectively, is affiliated with Bantry Bay Ventures-Asia, LLC, a private equity firm primarily focused on investments in China and Vietnam. Due to these existing affiliations, they and our other directors may have fiduciary or contractual obligations to present potential business opportunities to those entities prior to presenting them to us, which could cause additional conflicts of interest. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. Bantry Bay Ventures-Asia, LLC has granted us a right of first refusal with respect to any potential target business with a fair market value in excess of $28 million. For a complete discussion of our management’s business affiliations and the potential conflicts of interest of which you should be aware, see the section below entitled “Management — Conflicts of Interest.” We cannot assure you that any of these conflicts will be resolved in our favor.

Our directors’ and officers’ interests in obtaining reimbursement for any out-of-pocket expenses incurred by them may lead to a conflict of interest in determining whether a particular target business is appropriate for a business combination and in the public shareholders’ best interest.

Our officers and directors will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account unless the business combination is consummated. These amounts are based on management’s estimates of the funds needed to fund our operations for the next 36 months and consummate a business combination. Those estimates may prove to be inaccurate, especially if a portion of the available proceeds is used to make a down payment in connection with business combination or pay exclusivity or similar fees or if we expend a significant portion in pursuit of an acquisition that is not consummated. The financial interest of our officers and directors could influence their motivation in selecting a target business or negotiating with a target business in connection with a proposed business combination and thus, there may be a conflict of interest when determining whether a particular business combination is in the public shareholders’ best interest.

If management were to negotiate to be retained by the company post-business combination as a condition to any potential business combination, such negotiations may result in a conflict of interest.

Our current management will only be able to remain with the combined company after the consummation of a business combination if they are able to negotiate mutually agreeable employment or consulting terms as part of any such combination, which terms would be disclosed to shareholders in any proxy statement relating to such transaction. The financial interest of our officers and directors, including any compensation arrangements, could influence their motivation in selecting, negotiating and structuring a transaction with a target business, and thus, there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest.

Our officers and directors currently beneficially own shares of our common stock which will not participate in liquidation distributions and, therefore, such officers and directors may have a conflict of interest in determining whether a particular target acquisition is appropriate for a business combination.

Our Initial Shareholders, including all of our officers and directors, own shares of our common stock that were issued prior to our IPO and have waived their rights to receive distributions with respect to all of such shares upon our liquidation if we are unable to consummate a business combination. The shares, as well as the founder warrants, acquired prior to our IPO by our Initial Shareholders will be worthless if we do not consummate a business combination. Therefore, the personal and financial interests of our officers and certain of our directors may influence their motivation in timely identifying and selecting a target acquisition and completing a business combination. Consequently, our officers’ and directors’ discretion in identifying and selecting a suitable target acquisition may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest and, as a result of such conflicts, management may choose a target acquisition that is not in the best interests of our shareholders. We cannot assure you that any such conflict will be resolved in our favor.

It is probable that we will only be able to complete one business combination with the proceeds of our IPO, which will cause us to be solely dependent on a single business and a limited number of products or services.

The net proceeds from our IPO and sale of our founder warrants provided us with approximately $41,400,000 which we may use to complete a business combination. Our initial business combination must be with a business or businesses with a collective fair market value of at least 80% of the amount in our trust account (excluding deferred underwriters’ discounts and commissions held in the trust account) at the time of such acquisition. We may further seek to acquire a target business that has a fair market value significantly in excess of 80% of the amount in our trust account. Although as of the date of this prospectus we have not engaged or retained, had any discussions with, or entered into any agreements with, any third party regarding any such potential financing transactions, we could seek to fund such a business combination by raising additional funds through the sale of our securities or through loan arrangements. However, if we were to seek such additional funds, any such arrangement would only be consummated simultaneously with our consummation of a business combination.

We may not be able to acquire, or acquire control of, more than one target business because of various factors, including possible complex domestic or international accounting issues, which would include generating pro forma financial statements reflecting the operations of several target businesses as if they had been combined, and numerous logistical issues, which could include attempting to coordinate the timing of negotiations, proxy statement disclosure and closings with multiple target businesses. In addition, we would also be exposed to the risks that conditions to closings with respect to the acquisition of one or more of the target businesses would not be satisfied bringing the fair market value of the initial business combination below the required threshold of fair market value of 80% of the amount in our trust account (excluding deferred underwriting discounts and commissions held in the trust account). Consequently, it is probable that, unless the purchase price consists substantially of our equity, we will have the ability to complete only the initial business combination with the proceeds of our IPO. Accordingly, the prospects for our success may be:

•	solely dependent upon the performance of a single business; or

•	dependent upon the development or market acceptance of a single or limited number of products, processes or services.

In this case, we will not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry.

Since we have not currently selected any target business with which to complete a business combination, investors in our securities are unable to currently ascertain the merits or risks of the target business’s operations.

Since we have not yet identified a prospective target business, investors in our securities have no current basis to evaluate the possible merits or risks of the target business’s operations. To the extent we complete a business combination with a company that is that financially unstable or in its development stage, we may be affected by numerous risks inherent in the business operations of those entities. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors. We also cannot assure you that an investment in our units will not ultimately prove to be less favorable to investors in our securities than a direct investment, if an opportunity were available, in a target business.

We may be unable to obtain additional financing, if required, to complete a business combination or to fund the operations and growth of the target business, which could compel us to restructure the transaction or abandon a particular business combination.

Although we believe that the funds held in our trust account will be sufficient to allow us to consummate a business combination, we have not yet identified any prospective target business and we cannot ascertain the capital requirements for any particular transaction. If the funds held in our trust account prove to be insufficient, either because of the size of the business combination or the depletion of the available net proceeds outside of the trust account in search of a target business, or because we become obligated to convert into cash a significant number of shares to shareholders voting against our proposed business combination, we will be required to seek additional financing. We cannot assure you that such financing would be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we would be compelled to restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. In addition, it is possible that we could use a portion of the funds not in the trust account to make a deposit, down payment or fund a “no-shop” provision with respect to a proposed business combination, although we do not have any current intention to do so. In the event that we were ultimately required to forfeit such funds (whether as a result of our breach of the agreement relating to such payment or otherwise), we may not have a sufficient amount of working capital available outside of the trust account to conduct due diligence and pay other expenses related to finding a suitable business combination without securing additional financing. If we were unable to secure additional financing, we would most likely fail to consummate a business combination in the allotted time and would be forced to liquidate. In addition, if we consummate a business combination, we may require additional financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after a business combination.

Because of our limited resources and the significant competition for business combination opportunities, we may not be able to consummate an attractive business combination.

We expect to encounter intense competition from other entities having a business objective similar to ours, including venture capital funds, leveraged buyout funds, private equity firms and operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe that there are numerous potential target businesses that we could acquire with the funds held in our trust account, our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Further:

•	our obligation to seek shareholder approval of a business combination may materially delay the consummation of a transaction;

•	our obligation to convert the shares of common stock into cash in certain instances may materially reduce the resources available for a business combination; and

•	our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses.

Any of these obligations may place us at a material competitive disadvantage in successfully negotiating a business combination, particularly against a competitor that does not need shareholder approval. Because of these factors, we may not be able to successfully compete for an attractive business combination, or to effectuate any business combination within the required time periods. If we do not find a suitable target business within such time periods, we will be forced to liquidate.

A significant portion of our working capital could be expended in pursuing business combinations that are not consummated.

We expect that the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. In addition, we may opt to make down payments or pay exclusivity or other fees in connection with structuring and negotiating a business combination. If a decision is made not to complete a specific business combination, the costs incurred up to that point for the proposed transaction, potentially including down payments or exclusivity or similar fees, would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate the transaction for any number of reasons, including those beyond our control such as that 30% or more of our common stock purchased by public shareholders vote against the extended period and/or the business combination and exercise their conversion rights even though a majority of our public shareholders approve the business combination. Any such event will result in a loss to us of the related costs incurred, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

Unlike most other blank check offerings, we allow public shareholders owning up to one share less than 30% of our shares of common stock included in the units sold in our IPO, on a cumulative basis, to exercise their conversion rights. This higher threshold will make it easier for us to get a business combination approved over shareholder dissent, and you may not receive the full amount of your original investment upon exercise of your conversion rights.

When we seek shareholder approval for the extended period, if any, and our initial business combination, we will offer each public shareholder (other than our Initial Shareholders) the right to have his, her or its shares of common stock converted to cash if the shareholder votes against the extended period or business combination, as the case may be, and such proposal is approved and, in the case of the business combination, it is also consummated.  We will consummate the initial business combination only if the following three conditions are met:  (i) a majority of the common stock voted by the public shareholders are voted in favor of the business combination, (ii) a majority of our outstanding common stock approves an amendment to our amended and restated articles of incorporation allowing our perpetual existence, and (iii) public shareholders owning 30% or more of the shares sold in our IPO do not vote against the business combination and on a cumulative basis exercise their conversion rights (including any shares previously converted in connection with a vote, if any, on the extended period).  Many other blank check companies have a conversion threshold of 20%, which makes it more difficult for such companies to consummate their initial business combination.

Thus, because we permit a larger number of shareholders to exercise their conversion rights, it will be easier for us to consummate an initial business combination with a target business which shareholders may believe is not suitable for us, and you may not receive the full amount of your original investment upon exercise of your conversion rights. We have increased the conversion percentage to 30% from the more typical 20% in order to reduce the likelihood that a small group of investors holding a block of our stock will be able to stop us from completing a business combination that is otherwise approved by a majority of our public shareholders and to be similar to other offerings by blank check companies currently in the market.

We may require shareholders who wish to convert their shares to comply with specific requirements for conversion that may make it more difficult for them to exercise their conversion rights prior to the deadline for exercising conversion rights.

We may require public shareholders who wish to convert their shares to tender their certificates to our transfer agent prior to the shareholder meeting or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System. In order to obtain a physical stock certificate, a shareholder’s broker and/or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is our understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because we do not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than we anticipate to obtain a physical certificate, shareholders who wish to convert may be unable to obtain physical certificates by the deadline for exercising their conversion rights and thus will be unable to convert their shares.

Risks Associated With Our Acquisition of a Target Business in Asia; Risks of Doing Business in Vietnam and China

If we acquire a target business through contractual arrangements with one or more operating businesses in Vietnam, or China, such contracts may not be as effective in providing operational control as direct ownership of such businesses and may be difficult to enforce.

The governments of Vietnam and China have restricted or limited foreign ownership of certain kinds of assets and companies operating in certain industries. The industry groups that are restricted are wide ranging, including certain aspects of telecommunications, advertising, retailing and property, for example. In addition there can be restrictions on the foreign ownership of businesses that are determined from time to time to be in “important industries” that may affect the national economic security in China and Vietnam, or having “famous brand names” or “well established brand names”. Subject to the review requirements of the Ministry of Commerce in China and other relevant agencies in China and Vietnam for acquisitions of assets and companies in China and Vietnam and subject to the various percentage ownership limitations that exist from time to time, acquisitions involving foreign investors and parties in the various restricted categories of assets and industries may nonetheless sometimes be consummated using contractual arrangements with permitted Chinese or Vietnamese parties. To the extent that such agreements are employed, they may be for control of specific assets such as intellectual property or control of blocks of the equity ownership interests of a company which may not be subject to the merger and acquisition regulations mentioned above since these types of arrangements typically do not involve a change of equity ownership in a Chinese or Vietnamese operating company, injure a third party or affect the social public interest. The agreements would be designed to provide our company with the economic benefits of and control over the subject assets or equity interests similar to the rights of full ownership, while leaving the technical ownership in the hands of Chinese or Vietnamese parties who would be our nominees and, therefore, may exempt the transaction from the merger and acquisition regulations, including the application process required thereunder. However, since there has been limited implementation guidance provided with respect to the merger and acquisition regulations, there can be no assurance that the relevant government agency would not apply them to a business combination effected through contractual arrangements. If such an agency determines that such an application should have been made consequences may include levying fines, revoking business and other licenses, requiring restructure of ownership or operations and requiring discontinuation of any portion of all of the acquired business. The agreements likely also would provide for increased ownership or full ownership and control by us when and if permitted under Chinese or Vietnamese laws and regulations. If we choose to effect a business combination that employs the use of these types of control arrangements, we may have difficulty in enforcing our rights. Therefore these contractual arrangements may not be as effective in providing us with the same economic benefits, accounting consolidation or control over a target business as would direct ownership. For example, if the target business or any other entity fails to perform its obligations under these contractual arrangements, we may have to incur substantial costs and expend substantial resources to enforce such arrangements, and rely on legal remedies under Chinese or Vietnamese law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be sufficient to off-set the cost of enforcement and may adversely affect the benefits we expect to receive from the business combination.

Moreover, we expect that the contractual arrangements upon which we would be relying would be governed by Chinese or Vietnamese law and would be the only basis of providing resolution of disputes which may arise through either arbitration or litigation in China or Vietnam. Accordingly, these contracts would be interpreted in accordance with Chinese or Vietnamese law and any disputes would be resolved in accordance with Chinese or Vietnamese legal procedures. Uncertainties in the Chinese or Vietnamese legal systems could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert the effective level of control or receive the full economic benefits of full direct ownership over the target business.

If China or Vietnam do not continue their policy of economic reforms, it could, among other things, result in an increase in tariffs and trade restrictions on products we ultimately produce or sell following a business combination.

Chinese and Vietnamese governments have been reforming their economic systems. The economies of China and Vietnam have historically been nationalistic, “planned economies,” meaning they have functioned and produced according to governmental plans and pre-set targets or quotas. However, in recent years, the Chinese and Vietnamese governments have implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership in business enterprises. Although we believe that the changes adopted by the Chinese and Vietnamese governments have had a positive effect on the economic development of each country, additional changes are still needed to be made. For example, a substantial portion of productive assets in China and Vietnam are still owned by the government. Additionally, the government continues to play a significant role in regulating industrial development. We cannot predict the timing or extent of any future economic reforms that may be proposed.

A recent positive economic change has been China and Vietnam’s entry into the World Trade Organization, the sole global international organization dealing with the rules of trade between nations. It is believed that China and Vietnam’s entry will ultimately result in a reduction on tariffs for industrial products, a reduction in trade restrictions and an increase in trading with the United States. However, China and Vietnam have not fully complied with all of its WTO obligations to date, including fully opening its markets to American goods and easing the current trade imbalance between the two countries. If actions are not taken to rectify these problems, trade relations may be strained and this may have a negative impact on China and Vietnam’s economy.

If relations between the United States and China or Vietnam deteriorate, it could cause potential target businesses or their goods or services to become less attractive.

The relationship between the United States and China or Vietnam is subject to sudden fluctuation and periodic tension. For instance, the United States recently announced its intention to impose new short-term quotas on Chinese clothing imports, which may be extended for several years. Such import quotas may adversely affect political relations between the two countries and result in retaliatory countermeasures by China in industries that may affect our ultimate target business. Relations may also be compromised if the U.S. becomes a more vocal advocate of Taiwan or South Korea or proceeds to sell certain military weapons and technology to Taiwan or South Korea. Changes in political conditions in China or Vietnam and changes in the state of relations with the U.S. are difficult to predict and could adversely affect our operations or cause potential target businesses or their goods and services to become less attractive. Because we are not limited to any specific industry, there is no basis for investors in our securities to evaluate the possible extent of any impact on our ultimate operations if relations are strained between China or Vietnam and the United States.

If China or Vietnam impose restrictions to reduce inflation, future economic growth in China or Vietnam could be severely curtailed, which could lead to a significant decrease in our profitability following a business combination.

While the economies of China and Vietnam have experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of each country. Rapid economic growth can lead to growth in the supply of money and rising inflation. If prices for the products of our ultimate target business rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, China and Vietnam have imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. If similar restrictions are imposed, it may lead to a slowing of economic growth. Because we are not limited to any specific industry, the ultimate industry that we operate in may be effected more severely by such a slowing of economic growth.

Any devaluation of currencies used in China or Vietnam could negatively impact our target business’ results of operations and could cause the cost of a target business as measured in dollars to increase.

Because our objective is to acquire a target business having its primary operating facilities located in Asia, including China or Vietnam, and because substantially all revenues and income would be received in a foreign currency such as Renminbi or Dong, the main currency used in China and Vietnam, respectively, the dollar equivalent of our net assets and distributions, if any, would be adversely affected by reductions in the value of the Renminbi or Dong. The value of the Renminbi and Dong fluctuates and is affected by, among other things, changes in China’s and Vietnam’s political and economic conditions. In China, for example, the conversion of Renminbi into foreign currencies such as the dollar has been generally based on rates set by the People’s Bank of China. Similarly, the conversion of Dong in Vietnam into dollars has been based on the rate set by the State Bank of Vietnam. These conversions are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The official exchange rate in China has remained stable over the past several years, while the official exchange rate in Vietnam fluctuates more due to world gold prices and international exchange rates. However, any devaluation may materially and adversely affect a target business. Recently, the United States and other nations have been pressing China to increase the value of the Renminbi against the dollar and other currencies. If the Renminbi or Dong appreciates in value against the dollar prior to the consummation of a business combination, the cost of a target business as measured in dollars will increase.

Because Chinese or Vietnamese law will govern almost all of any target business material agreements, we may not be able to enforce our rights within China or Vietnam, or elsewhere, which could result in a significant loss of business, business opportunities or capital.

Chinese or Vietnamese law will govern almost all of our target business’ material agreements, many of which may be with Chinese or Vietnamese governmental agencies. We cannot assure you that the target business will be able to enforce any of its material agreements or that remedies will be available outside of China or Vietnam. The system of laws and the enforcement of existing laws in China or Vietnam may not be as certain in implementation and interpretation as in the United States. The Chinese and Vietnamese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. In addition, to the extent that our target business’ material agreements are with Chinese or Vietnamese governmental agencies, we may not be able to enforce or obtain a remedy from such agencies due to sovereign immunity, in which the government is deemed to be immune from civil lawsuit or criminal prosecution. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

Additionally, some of our directors and officers reside outside of the United States and, after the consummation of a business combination, substantially all of our assets will be located outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws. Moreover, we have been advised that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and China would permit effective enforcement of criminal penalties of the Federal securities laws.

Many industries in China and Vietnam are subject to government regulations that limit or prohibit foreign investments in certain industries, which may limit the potential number of acquisition candidates or our ability to grow and sustain such business which may require us to seek additional financing.

The Chinese and Vietnamese governments have imposed regulations in various industries, including the financial services industry, that would limit foreign investors’ equity ownership or prohibit foreign investments altogether in companies that operate in such industry. As a result, the number of potential acquisition candidates available to us may be limited or our ability to grow and sustain the business which we will ultimately operate will be adversely affected. In such event, we may be required to seek additional financing which may not be available on terms acceptable to us or at all.

Exchange controls that exist in China may limit our ability to utilize our cash flow effectively following a business combination.

Following a business combination, we will be subject to China’s rules and regulations on currency conversion. In China, the State Administration for Foreign Exchange (SAFE) regulates the conversion of the Renminbi into foreign currencies. Currently, foreign investment enterprises (FIEs) are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” Following a business combination, we will likely be an FIE as a result of our ownership structure. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency translation within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE. We cannot assure you that the Chinese regulatory authorities will not impose further restrictions on the convertibility of the Renminbi. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of China.

Under the EIT Law, we may be classified as a “resident enterprise” of the PRC. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law,” which took effect on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The EIT Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new “resident enterprise” classification is available; therefore, it is unclear how the PRC tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that, after a business combination with a China company, we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividends we receive from any China company acquired in a business combination may qualify as “tax-exempt income,” there is no guarantee that such dividends will not be subject to withholding tax. Finally, the new “resident enterprise” classification could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our non-PRC security holders and gains derived by our non-PRC security holders from transferring our securities, if such income is considered PRC sourced income by the relevant PRC authorities. If any such PRC taxes apply, a non-PRC security holder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such security holder’s domestic income tax liability (subject to applicable conditions and limitations). You should consult with your own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

If the United States imposes trade sanctions on China due to its current currency policies, our target business’ ability to succeed in the international markets may be diminished.

China currently “pegs” its currency to the United States dollar. This means that each unit of Chinese currency has a set ratio for which it may be exchanged for United States currency, as opposed to having a floating value like other countries’ currencies. This policy is currently under review by policy makers in the United States. Trade groups in the United States have blamed the cheap value of the Chinese currency for causing job losses in American factories, giving exporters an unfair advantage and making its imports expensive. There is increasing pressure for China to change its currency policies to provide for its currency to float freely on international markets, although China has not indicated any intention to change its current policies. As a result, Congress passed a bill that requires the United States treasury secretary to report to Congress whether China is manipulating its currency to gain a trade advantage. If Congress deems this to be the case, tariffs would be imposed on Chinese imports in addition to those already in force. If an additional tariff is imposed, it is possible that China-based companies will no longer maintain significant price advantages over foreign companies, including the United States, on their goods and services. If China is pressured to change its existing currency policies or if the United States or other countries enact laws to penalize China for its existing currency policies, our target companies are likely to be adversely affected since the current competitive advantages that exist as a result of existing currency policies will cease.

Doing business in China or Vietnam involves various risks including internal and international political risks, evolving national economic policies as well as financial accounting standards, expropriation and the potential for a reversal in economic conditions.

We may acquire one or more businesses located in the Peoples Republic of China or Vietnam. The governments of the Peoples Republic of China and Vietnam have been reforming their respective economic systems. These reforms have resulted in significant economic growth and social progress. These policies and measures may from time to time be modified or revised. Adverse changes in economic policies of the Chinese or Vietnamese governments or in the laws and regulations, if any, could have a material adverse effect on the overall economic growth of China or Vietnam and could adversely affect our business operations.

Because any target business that we attempt to complete a business combination with will be required to provide our shareholders with financial statements prepared in accordance with or reconciled to United States generally accepted accounting principles, International Financial Reporting Standards, prospective target businesses may be limited.

In accordance with requirements of United States federal securities laws, in order to seek shareholder approval of a business combination, a proposed target business may be required to have certain financial statements which are prepared in accordance with, or which can be reconciled to, U.S. generally accepted accounting principles, or GAAP, or International Financial Reporting Standards, as issued by the International Accounting Standards Board, or International GAAP, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. To the extent that a proposed target business does not have financial statements which have been prepared with, or which can be reconciled to, U.S. GAAP, or International GAAP, and audited in accordance with the standards of the PCAOB, we may not be able to complete a business combination with that proposed target business. These financial statement requirements may limit the pool of potential target businesses with which we may complete a business combination. Furthermore, to the extent that we seek to acquire a target business that does not have financial statements prepared in accordance with United States GAAP, or International GAAP, it could make it more difficult for our management to analyze such target business and determine whether it has a fair market value equal to or in excess of the 80% net asset threshold. It could also delay our preparation of our 6-K or our proxy statement in the event we are required to seek shareholder approval and which we will send to shareholders relating to the proposed business combination with such a target business, thereby making it more difficult for us to consummate such a business combination. ..

If we determine to change domicile in connection with a business combination, the law of the new jurisdiction will likely govern all of our material agreements and we may not be able to enforce our legal rights.

Currently the home jurisdiction of our business is in Vietnam and, after the consummation of a business combination, we may relocate to another jurisdiction outside of Vietnam.  If we determine to do this, the new jurisdiction’s corporate law will control our corporate governance requirements and will determine the rights of our shareholders. The new jurisdiction’s corporate law may provide less protection to our shareholders than is afforded by Delaware law or Marshall Islands law.  In addition, the new jurisdiction’s laws will likely govern all of our material agreements.  We cannot assure you that the system of laws and the enforcement of existing laws in such jurisdiction would be as certain in implementation and interpretation as in the United States.  The inability to enforce or obtain a remedy under any of our future agreements in a new jurisdiction could result in a significant loss of business, business opportunities or capital.  Any such reincorporation will likely subject us to foreign regulation, including foreign taxation.

After the consummation of a business combination, it is likely that substantially all or a significant portion of our assets will be located outside of the United States and some of our officers and directors may reside outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws. Moreover, we have been advised that many of the countries of Asia do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States.

Risks of Doing Business in Japan and South Korea

Any devaluation of currencies used in Japan or South Korea could negatively impact our target business’ results of operations and could cause the cost of a target business as measured in dollars to increase.

Because our objective is to acquire a target business having its primary operating facilities located in Asia, including Japan and South Korea, and because substantially all revenues and income would be received in a foreign currency such as Yen or Won, the main currency used in Japan and South Korea, respectively, the dollar equivalent of our net assets and distributions, if any, would be adversely affected by reductions in the value of the Yen or Won. The value of the Yen or Won fluctuates and is affected by, among other things, changes in Japan’s or South Korea’s political and economic conditions. Any devaluation of such currencies may materially and adversely affect a target business. If the Yen or Won appreciates in value against the dollar prior to the consummation of a business combination, the cost of a target business as measured in dollars will increase.

Fluctuations in the exchange rate between the Japanese or South Korean currency and the United States dollar could adversely affect our operating results.

The functional currency of our operations in Japan and South Korea would be “Yen” and “Won,” respectively. However, results of our operations are translated at average exchange rates into United States dollars for purposes of reporting results. As a result, fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. Although we may use hedging techniques in the future (which we currently do not use), we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could cause our profits, and therefore our stock prices, to decline.

Risks Associated With Our Securities

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements that provide shareholders the protection of information that must be made available to shareholders of U.S. public companies, including with respect to our business combination.

We are a “foreign private issuer” within the meaning of the rules promulgated under the Exchange Act. As such, we are exempt from certain provisions applicable to U.S. public companies including:

•	The rules requiring the filing with the SEC of quarterly reports on Form 10-Q or Current Reports on Form 8-K;

•	The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•
The sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the U.S. In particular, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. Because of this exemption, at the time we seek approval from our shareholders of the proposal to approve the extended period, if any, or our initial business combination, we will not be required to file with the SEC preliminary proxy solicitation materials regarding the extended period or our business combination, but will rather prepare and mail proxy solicitation materials in accordance with Marshall Islands law and, as required, file such materials with the SEC after mailing. Investors are cautioned that such materials will not have been reviewed by the SEC, and as a result will not have the benefit of any potential clarifications to the content of our proxy statement which such review may provide.

We may choose to redeem our outstanding warrants at a time that is disadvantageous to our warrant holders.

We may redeem our outstanding warrants (except for the founder warrants, which are non-redeemable so long as they are held by the original purchasers or their permitted transferees), including any outstanding warrants issued upon exercise of the unit purchase option by the underwriters, at any time after the warrants become exercisable without the prior consent of any third party in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if, the last sales price of our common stock equals or exceeds $10.00 per share for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption. Redemption of the warrants could force the warrant holders (i) to exercise the warrants and pay the exercise price therefore at a time when it may be disadvantageous for the holders to do so, (ii) to sell the warrants at the then current market price when they might otherwise wish to hold the warrants or (iii) to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

Our public shareholders, together with any affiliates of our public shareholders or any other person with whom they are acting in concert or as a “group,” will be restricted from seeking conversion rights with respect to more than 10% of the shares of common stock sold in our IPO.

When we seek shareholder approval of any proposed business combination, we will offer each public shareholder (but not our Initial Shareholders) the right to convert their shares of common stock for cash if the shareholder votes against the business combination and the business combination is approved and completed. Notwithstanding the foregoing, our amended and restated articles of incorporation provides that a public shareholder, together with any affiliate of such public shareholder or any other person with whom they are acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from seeking conversion rights with respect to more than 10% of the shares of common stock.  Accordingly, if you own more than 10% of the shares of common stock and a proposed business combination is approved, you will not be able to seek conversion rights with respect to the full amount of your shares and may be forced to hold such additional shares or sell them in the open market. We cannot assure you that the value of such additional shares will appreciate over time following a business combination or that the market price of our shares of common stock will exceed the per-share conversion price.

Our outstanding warrants may have an adverse effect on the market price of common stock and make it more difficult to effect a business combination.

In connection with our IPO, as part of the units, we issued warrants to purchase 5,175,000 shares of common stock. We also issued founder warrants to purchase up to 1,873,684 shares of our common stock. To the extent we issue shares of common stock to effect a business combination, the potential for the issuance of substantial numbers of additional shares upon exercise of these warrants could make us a less attractive acquisition vehicle in the eyes of a target business as such securities, when exercised, will increase the number of issued and outstanding shares of our common stock and reduce the value of the shares issued to complete the business combination. In addition, other target businesses may not like the “cashless exercise” feature of our founder warrants, which may lead to additional dilution without receipt of any additional cash. Accordingly, our warrants may make it more difficult to effectuate a business combination or increase the cost of the target business. Additionally, the sale, or even the possibility of sale, of the shares issuable upon exercise of the warrants could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

If our Initial Shareholders exercise their registration rights, it may have an adverse effect on the market price of our common stock, and the existence of these rights may make it more difficult to effect a business combination.

Our Initial Shareholders are entitled to demand that we register the resale of their shares of common stock, the founder warrants and shares of common stock underlying the founder warrants at any time after the date on which their securities are released from escrow, which, except in limited circumstances, will not be before one year after the consummation of our initial business combination.  If our Initial Shareholders exercise their registration rights with respect to all of their shares of common stock, then there will be additional shares of common stock eligible for trading in the public market. The presence of this additional number of shares of common stock eligible for trading in the public market may have an adverse effect on the market price of our common stock. In addition, the existence of these rights may make it more difficult to effectuate a business combination or increase the cost of the target business, as the shareholders of the target business may be discouraged from entering into a business combination with us or request a higher price for their securities as a result of these registration rights and the potential future effect their exercise may have on the trading market for our common stock.

The holder of the founder warrants purchased in the private placement may exercise such warrants even if holders of the warrants purchased in the open market may not be able to exercise their warrants.

Because the founder warrants we sold to our directors, officers and certain of our Initial Shareholders were issued pursuant to an exemption from the registration requirements under the federal securities laws, the holder of such warrants will be able to exercise its warrants even if, at the time of exercise, a prospectus relating to the common stock issuable upon exercise of such warrants is not current. The holders of our public warrants will not be able to exercise them unless we have an effective registration statement and a current prospectus covering the shares issuable upon their exercise. As a result, the exercise of the founder warrants issued in the private placement would have a dilutive effect on our public warrants and could cause the price of our common stock to drop below the exercise price of the warrants and cause the trading price of the warrants to decline or render the warrants worthless.

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants and causing such warrants to be practically worthless.

No warrant held by public shareholders will be exercisable and we will not be obligated to issue shares of common stock unless, at the time such holder seeks to exercise such warrant, a registration statement relating to the common stock issuable upon exercise of the warrant is effective and current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so, and if we do not maintain a current prospectus related to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to net cash settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current, the warrants held by public shareholders may have no value, the market for such warrants may be limited and such warrants may expire worthless. As a result, a purchaser of our units may pay the full unit purchase price solely for the shares underlying the units. Notwithstanding the foregoing, the founder warrants may be exercisable for unregistered shares of common stock even if no registration statement relating to the common stock issuable upon exercise of the warrants is effective and current.

An investor will only be able to exercise a warrant if the issuance of common stock upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.

No warrants will be exercisable and we will not be obligated to issue shares of common stock unless the common stock issuable upon such exercise has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Because the exemptions from qualification in certain states for resales of warrants and for issuances of common stock by the issuer upon exercise of a warrant may be different, a warrant may be held by a holder in a state where an exemption is not available for issuance of common stock upon an exercise and the holder will be precluded from exercise of the warrant. At the time that the warrants become exercisable (following our completion of a business combination), we expect to either continue to be listed on a national securities exchange, which would provide an exemption from registration in every state, or we would register the warrants in every state (or seek another exemption from registration in such states). Accordingly, we believe holders in every state will be able to exercise their warrants as long as our prospectus relating to the common stock issuable upon exercise of the warrants is current. However, we cannot assure you of this fact. As a result, the warrants may be deprived of any value, the market for the warrants may be limited and the holders of warrants may not be able to exercise their warrants if the common stock issuable upon such exercise is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.

We cannot guarantee that we will be able to register the shares underlying the warrants under the applicable state securities laws, in which case the holders of such securities may not be able to exercise them.

We have agreed to use our reasonable efforts to register the shares underlying the warrants under the blue sky laws of the states of residence of the exercising warrant holders, to the extent an exemption is not available and if permitted by the blue sky laws of such jurisdictions. However, some states may not permit us to register the shares issuable upon exercise of our warrants for sale. The value of the warrants will be greatly reduced if the securities are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. We have no obligation to issue, cash, securities or other compensation in exchange for the warrants in the event that we are unable register the shares underlying the warrants under applicable state securities laws, and the warrants may expire unexercised and unredeemed. Holders of warrants who reside in jurisdictions in which the shares underlying the warrants are not qualified and in which there is no exemption will be unable to exercise their warrants and would either have to sell their warrants in the open market or allow them to expire unexercised. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the shares underlying the units. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to qualify the underlying securities for sale under all applicable state securities laws.

We will not be required to obtain a fairness opinion from an independent investment banking firm as to the fair market value of the target business unless the board of directors is unable to independently determine the fair market value.

The fair market value of a target business or businesses will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, the values of comparable businesses, earnings and cash flow, and/or book value). If our board of directors is not able to independently determine that the target business has a sufficient fair market value to meet the threshold criteria, we will obtain an opinion from an unaffiliated, independent investment banking firm with respect to the satisfaction of such criteria. In all other instances, we will have no obligation to obtain or provide you with a fairness opinion.

Our securities are  quoted on the OTC Bulletin Board, which limits the liquidity and price of our securities more than if our securities were quoted or listed on The Nasdaq Stock Market or a national exchange.

Our securities are quoted on the OTC Bulletin Board, a FINRA-sponsored and operated inter-dealer automated quotation system for equity securities not included on The Nasdaq Stock Market. Quotation of our securities on the OTC Bulletin Board limits the liquidity and price of our securities more than if our securities were quoted or listed on The Nasdaq Stock Market or a national exchange.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be classified as a PFIC for any taxable year in which either (1) at least 75% of our gross income is passive income or (2) at least 50% of the average value of our assets is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year during which a U.S. Holder (as defined in the section of this report captioned ‘‘Taxation–United States Federal Income Taxation–General’’) held our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition of our assets and the nature of our income in 2008, it is likely that we qualified as a PFIC in 2008 (subject to the possible application of the start-up exception, which depends on future facts and circumstances). Our actual PFIC status for any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for 2008 or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this report captioned ‘‘Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders of Our Ordinary Shares and Warrants—Passive Foreign Investment Company Rules.’’

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business combination.

If we are deemed to be an investment company under the U.S. Investment Company Act of 1940 (the “Investment Company Act”), our activities may be restricted, including restrictions on the nature of our investments and the issuance of securities, which may make it difficult for us to complete a business combination.

In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

We do not believe that our anticipated principal activities will subject us to the Investment Company Act. To this end, the proceeds held in our trust account may only be invested by the trust agent in Treasury Bills issued by the United States with maturity dates of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. By restricting the investment of the proceeds to these instruments, we intend to avoid being deemed an investment company within the meaning of the Investment Company Act. The trust account and the purchase of government securities for the trust account is intended as a holding place for funds pending the earlier to occur of either: (i) the consummation of our primary business objective, which is a business combination, or (ii) absent a business combination, our dissolution and return of the funds held in this trust account to our public shareholders as part of our plan of dissolution and liquidation. Notwithstanding our belief that we are not required to comply with the requirements of the Investment Company Act, in the event that the shareholders do not approve a plan of dissolution and liquidation and the funds remain in the trust account for an indeterminable amount of time, we may be considered to be an investment company and thus required to comply with the Investment Company Act. If we were deemed to be subject to that act, compliance with these additional regulatory burdens would require additional expense for which we have not budgeted.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, causing our public shareholders to have more difficulty in protecting their interests.

Our corporate affairs are governed by our amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Because we will acquire a company located outside of the United States, we may be subject to various risks of the foreign jurisdiction in which we ultimately operate.

Because we will acquire a company that has sales or operations outside the United States, we could be exposed to risks that negatively impact our future sales or profitability following a business combination, especially if the acquired company is in a developing country or a country that is not fully market-oriented. The additional risks to which we may be exposed in any such case include but are not limited to:

•	tariffs and trade barriers;

•	regulations related to customs and import/export matters;

•	tax issues, such as tax law changes and variations in tax law as compared to the United States;

•	cultural and language differences;

•	an inadequate banking system;

•	foreign exchange controls;

•	restrictions on the repatriation of profits or payments of dividends;

•	crime, strikes, riots, civil disturbances, terrorist attacks and wars;

•	nationalization or expropriation of property;

•	law enforcement authorities and courts that are inexperienced in commercial matters; and

•	a deterioration of political relations with the United States.

If we were to acquire a business that operates in such a country, our operations might not develop in the same way or at the same rate as might be expected in the United States or another country with an economy similar to the market-oriented economies of member countries which are members of the Organization for Economic Cooperation and Development.

ITEM 4.	INFORMATION ON OUR COMPANY

A.	History and development of the Company

BBV Vietnam S.E.A. Acquisition Corp. is a blank check company organized under the laws of the Republic of the Marshall Islands on August 8, 2007. We were formed for the purpose of acquiring, or acquiring control of, one or more operating businesses having their primary operations in Asia through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, or contractual arrangements. Our efforts to identify a prospective target business will not be limited to a particular industry or area in Asia, although we initially intend to focus our efforts on acquiring an operating business that has its primary operating facilities located in the Socialist Republic of Vietnam.

On February 13, 2008, we closed our initial public offering of 5,175,000 units with each unit consisting of one share of common stock and one warrant to purchase one share of common stock at an exercise price of $5.00 per share. The units from our IPO (including the over-allotment option) were sold at an offering price of $8.00 per unit.

Ladenburg Thalmann & Co. Inc. and Chardan Capital Markets, LLC acted as the co-lead managing underwriters for the IPO. The securities sold in the offering were registered under the Securities Act of 1933 pursuant to a registration statement on Form S-1 (No.333-146829 ). The Securities and Exchange Commission, or SEC, declared the registration statement effective on February 8, 2008. Our units began trading on the Over-the-Bulletin Board on February 8, 2008.

Immediately prior to the consummation of the IPO, we consummated the private sale 1,873,684 warrants, or founder warrants, at a purchase price of $0.95 per founder warrant. The founder warrants are identical to the warrants sold in the IPO, except that (i) the founder warrants are not subject to redemption so long as they are held by the original purchasers or their permitted transferees, (ii) the founder warrants may be exercised on a cashless basis so long as they are held by the original purchasers or their permitted transferees while the warrants included in the units sold in the open market cannot be exercised on a cashless basis, (iii) upon an exercise of the founder warrants, the holders of the founder warrants will receive unregistered shares of our common stock, and (iv) subject to certain limited exceptions, the founder warrants are not transferable until they are released from escrow, as described below, which would only be after the consummation of a business combination.

The net proceeds of the IPO and from the sale of the founder warrants are intended to be generally applied toward consummating a business combination with one or more operating business having their primary operations in Vietnam or any of the other countires of Asia. Net proceeds of $41,400,000 from the IPO and the sale of the founder warrants are held in a trust account  and will only be released to the Company upon the earlier of: (i) the consummation of a business combination; or (ii) the Company’s  liquidation. The proceeds in the trust account include IPO proceeds representing a deferred underwriting discount. Upon consummation of a business combination, $1,449,000, which constitutes the underwriters deferred discount, will be paid to the underwriters from the funds held in the trust account. Additionally, up to an aggregate of $1,150,000 (net of income taxes payable thereon) of interest earned on the trust account balance may be released to the Company for working capital requirements. Additional funds from interest earned (net of taxes) may also be released to the Company to fund its income tax obligations. The net proceeds deposited into the trust fund remain on deposit in the trust fund earning interest. As of December 31, 2008 and May 31, 2009, there was $41,401,921 and $41,400,315 held in the trust fund.

Our principal executive offices are located at 61 Hue Lane, HaiBa Trung District, Hanoi, Vietnam and our telephone number is 84-497-64136. Our registered office in the Marshall Islands is located at the offices of Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH 96960 Our agent for service of process in the United States is Eric Zachs, our President, 40 Woodland Street, Hartford, CT 06105.

We are not presently engaged in, and we will not engage in, any substantive commercial business until we consummate a business combination. We intend to utilize our cash, including the funds held in the trust fund, capital stock, debt or a combination of the foregoing in effecting a business combination. A business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various Federal and state securities laws. In the alternative, we may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth.

B.	Business Overview

Our amended and restated articles of incorporation provide that our initial business combination be with an operating business having their primary operations in Asia.  Our IPO prospectus stated that we would focus our efforts on business located in Vietnam.  Although we continue to believe that businesses located in Vietnam offer attractive investment and growth opportunities, our current efforts are now focused throughout Asia.

Effecting a Business Combination

General

We are not presently engaged in, and we will not engage in, any substantive commercial business for an indefinite period of time until we consummate a business combination. We will utilize the funds in our trust account, our capital stock, debt or a combination of these in effecting a business combination. Although substantially all of the funds in our trust account are intended to be generally applied toward effecting a business combination, the funds are not otherwise being designated for any greater specific purpose. Accordingly, prospective investors will invest in us without an opportunity to evaluate the specific merits or risks of any one or more business combinations. A business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various federal and state securities laws. In the alternative, we may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth. While we may seek to effect business combinations with more than one target business, it is likely that we will have the ability to initially complete only a single business combination with the funds in our trust account, although this may entail the simultaneous acquisitions of several operating businesses at the same time.

We Have Not Identified a Target Business

To date, we have not selected any target business with which to seek a business combination. Subject to the limitation that a target business have a fair market value of at least 80% of the amount in our trust account (excluding deferred underwriters’ discounts and commissions held in the trust account) at the time of the acquisition, as described below in more detail, we will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate. Accordingly, there is no basis for investors in our IPO to evaluate the possible merits or risks of the target business with which we may ultimately complete a business combination. To the extent we effect a business combination with a financially unstable company or an entity in its early stage of development or growth, including entities without established records of sales or earnings, we may be affected by numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

Sources of Target Businesses

We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community who will become aware that we are seeking a business combination partner via public relations and marketing efforts, direct contact by management or other similar efforts, who may present solicited or unsolicited proposals. Our shareholders, officers, directors and special advisors, as well as their affiliates, may also bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. While we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, we may engage these firms or other individuals in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. Our management has experience in evaluating transactions but will retain advisors as it deems necessary to assist them in their due diligence efforts. In no event, however, will any of our existing officers, directors, special advisors or shareholders, or any of their affiliates, be paid by us or the target company any finder’s fee, consulting fee or other compensation prior to, or for any services they render, in order to effectuate the consummation of our initial business combination (regardless of the form of such transaction). If we determine to enter into a business combination with a target business that is affiliated with our officers, directors, special advisors or shareholders, we would do so only if we obtained an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated shareholders from a financial point of view.

Selection of a Target Business and Structuring of a Business Combination

Subject to the requirement that our initial business combination must be with a target business or businesses with a collective fair market value that is at least 80% of the amount in our trust account (excluding deferred underwriters’ discounts and commissions held in the trust account) at the time of such acquisition, our management has virtually unrestricted flexibility in identifying and selecting a prospective target business.  In evaluating a prospective target business, our management will conduct the necessary business, legal and accounting due diligence on such target business and will consider, among other factors, the following:

•	financial condition and results of operations;

•	growth potential;

•	experience and skill of management and availability of additional personnel;

•	capital requirements;

•	competitive position;

•	stage of development of the products, provisions or services;

•	proprietary features and degree of intellectual property or other protection of the products, processes or services;

•	barriers to entry into the industry;

•	breadth of products or services offered;

•	degree of current or potential market acceptance of the products or services;

•	regulatory environment of the industry;

•	costs associated with effecting the business combination; and

•	relative valuation multiples of similar publicly traded companies.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business combination consistent with our business objective. In evaluating a prospective target business, we will conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial and other information which is made available to us.

We expect that our officers will allocate a significant amount of their time, as necessary, for meetings with management and/or other representatives of target business candidates, site visits, due diligence, interviews with incumbent management, negotiations and any other activities necessary to complete a business combination. This due diligence review will be conducted either by our management or by unaffiliated third parties we may engage, although we have no current intention to engage any such third parties. We intend to have all prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. If any prospective target business refused to execute such agreement, it is unlikely we would continue negotiations with such target business. However, in no event will we enter into a definitive agreement for a business combination with a target business unless such entity executes a valid and enforceable waiver.

We will endeavor to structure a business combination so as to achieve the most favorable tax treatment to us, the target business and its shareholders, as well as our own shareholders. We cannot assure you, however, that the Internal Revenue Service or appropriate non-U.S. tax authority will agree with our tax treatment of the business combination.

The time and costs required to select and evaluate a target business and to structure and complete the business combination cannot presently be ascertained with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed will result in a loss to us and reduce the amount of capital available to otherwise complete a business combination. We will not pay any finders’ or consulting fees to our Initial Shareholders, officers, directors, special advisors or any of their respective affiliates, for services rendered to or in connection with a business combination.

Fair Market Value of a Target Business

In our initial business combination, the target business or businesses that we acquire must collectively have a fair market value equal to at least 80% of the amount in our trust account (excluding the deferred underwriting discounts and commissions held in the trust account) at the time of such business combination, although we may acquire a target business whose fair market value significantly exceeds 80% of the amount in our trust account (excluding the deferred underwriting discounts and commissions held in the trust account). We anticipate structuring a business combination to acquire 100% of the equity interests or assets of the target business. We may, however, structure a business combination to acquire less than 100% of such interests or assets of the target business but will not acquire less than majority voting control of the target business. This restriction will not preclude a reverse merger or similar transaction in which we acquire, or acquire control of, the target business. If we acquire only a controlling interest in a target business or businesses, the portion of such business that we acquire must have a fair market value equal to at least 80% of the amount in our trust account (excluding the deferred underwriting discounts and commissions held in the  trust account). In order to consummate such a business combination, we may issue a significant amount of our debt or equity securities to the sellers of such businesses and/or seek to raise additional funds through a private offering of debt or equity securities. Since we have no specific business combination under consideration, we have not entered into any such fund raising arrangement and have no current intention of doing so. The fair market value of the target will be determined by our board of directors based upon one or more standards generally accepted by the financial community (which may include actual and potential sales, earnings, cash flow and/or book value). If our board is not able to determine independently that the target business has a sufficient fair market value (for example, if the financial analysis is too complex for our board of directors to perform on its own), we will obtain an opinion from an unaffiliated, independent investment banking firm with respect to the satisfaction of such criteria. Since any opinion, if obtained, would merely state that fair market value meets the 80% threshold, it is not anticipated that copies of such opinion would be distributed to our shareholders, although copies will be provided to shareholders who request it. If we do obtain the opinion of an investment banking firm, a summary of the opinion will be contained in the proxy statement that will be mailed to shareholders in connection with obtaining approval of the business combination, and the investment banking firm will consent to the inclusion of their report in our proxy statement. In addition, information about how shareholders will be able to obtain a copy of the opinion from us will be contained in the proxy statement. However, we do not anticipate that shareholders will be entitled to rely on any such opinion. If the independent investment banking firm takes the view that shareholders may not rely on the opinion, we will not consider such a view as a factor in deciding which investment banking firm to hire. We will not be required to obtain an opinion from an investment banking firm as to the fair market value if our board of directors independently determines that the target business complies with the 80% threshold.

In addition, if 30% or more of the shares owned by our public shareholders (on a cumulative basis) vote against the extended period, if any, or the proposed business combination and exercise their conversion rights, we will still be required to complete our initial business combination with a target business or businesses whose collective fair market value is at least equal to 80% of the amount in our trust account (excluding deferred underwriting discounts and commissions) at the time of such acquisition. In the event that such conversion leaves us with an insufficient amount of funds to consummate a proposed business combination, we may issue a significant amount of our debt or equity securities to the sellers of such businesses and/or seek to raise additional funds through a private offering of debt or equity securities. Since we have no specific business combination under consideration, we have not entered into any such fund raising arrangement and have no current intention of doing so. This could limit our selection of a target business and/or the structure of the acquisition.

Possible Lack of Business Diversification

Our business combination must be with a target business or businesses that collectively satisfy the minimum valuation standard at the time of such acquisition, as discussed above, although this process may entail the simultaneous acquisitions of several operating businesses at the same time. Therefore, at least initially, the prospects for our success may be entirely dependent upon the future performance of a single business. Unlike other entities which may have the resources to complete several business combinations of entities operating in multiple industries or multiple areas of a single industry, it is probable that we will not have the resources to diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating a business combination with only a single entity, our lack of diversification may:

•
subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a business combination; and

•	result in our dependency upon the development or market acceptance of a single or limited number of products or services.

If we determine to simultaneously acquire several businesses and such businesses are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other acquisitions, which may make it more difficult for us, and delay our ability, to complete the business combination. With multiple acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business.

Limited Ability to Evaluate the Target Business’ Management

Although we intend to scrutinize closely the management of a prospective target business when evaluating the desirability of effecting a business combination, we can give no assurance that our assessment will prove to be correct. In addition, we can give no assurance that new members that join our management following a business combination will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business following a business combination cannot presently be stated with any certainty. While certain of our current officers and directors, such as Eric M. Zachs, Robert H.J. Lee and/or Nguyen Thi Quyn Anh, may remain associated in senior management or advisory positions, as members of our board of directors or consultants, with us following a business combination, they may not devote their full time and efforts to our affairs subsequent to a business combination. Moreover, they would only be able to remain with the company after the consummation of a business combination if they are able to negotiate employment or consulting agreements in connection with such business combination, which would be negotiated at the same time as the business combination negotiations are being conducted and which may be a term of the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of the business combination. While the personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business, the ability of such individuals to remain with the company after the consummation of a business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination. Additionally, we cannot assure you that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business.

Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Opportunity for Shareholder Approval of Business Combination

Prior to the completion of a business combination, we will submit the transaction to our shareholders for approval, even if the nature of the acquisition is such as would not ordinarily require shareholder approval under Marshall Islands law. If a majority of the shares of common stock voted by the public shareholders are not voted in favor of a proposed initial business combination, we may continue to seek other target businesses with which to effect our initial business combination that meet the criteria set forth in this prospectus until the expiration of 18 months from consummation of our IPO (or 24 months if a letter of intent, agreement in principle or definitive agreement has been executed within such 18 month period but as to which a combination is not yet complete, or 36 months if the extended period is approved).

In connection with seeking shareholder approval of a business combination, we will furnish our shareholders with proxy solicitation materials prepared in accordance with the Securities Exchange Act of 1934, as amended, which, among other matters, will include a description of the operations of the target business and audited historical financial statements of the business.

In connection with the vote required for any business combination, all of our Initial Shareholders, including all of our officers and directors, have agreed to vote their respective initial shares in accordance with the majority of the shares of common stock voted by the public shareholders. This voting arrangement shall not apply to shares included in units purchased in our IPO or purchased following our IPO in the open market by any of our Initial Shareholders, officers and directors which they have agreed to vote in favor of a proposed business combination. We will proceed with the business combination only if a majority of the common stock voted by the public shareholders (including our Initial Shareholders with respect to shares purchased in our IPO or otherwise acquired in the aftermarket by them) are voted in favor of the business combination, if a majority of our outstanding shares of common stock approve an amendment to our amended and restated articles of incorporation to allow our perpetual existence and public shareholders owning less than 30% of the aggregate shares sold in our IPO vote against the business combination and exercise their conversion rights on a cumulative basis, including any shareholders who previously exercised their conversion rights in connection with the shareholder vote required to approve the extended period, if any. Voting against the business combination alone will not result in conversion of a shareholder’s shares for a pro rata share of the trust account. To do so, a shareholder must have also exercised the conversion rights described below. The requirements that we seek shareholder approval before effecting our initial business combination and not consummate our initial business combination if public shareholders owning 30% or more of the shares sold in our IPO exercise their conversion rights below (on a cumulative basis), are set forth in paragraph sixth of our amended and restated articles of incorporation, which requires the affirmative vote of at least 95% of the voting power of our outstanding voting stock to amend. Management will not request that the board of directors consider such a proposal to eliminate or amend this provision. In addition, we will not seek shareholder approval to extend this 18, 24 or 36 month period, as the case may be.

Extension of Time to Complete a Business Combination to 36 Months

We have a period of 18 months from the consummation of our IPO within which to effect our initial business combination, with an additional six-month period (for a total of 24 months) if a letter of intent, agreement in principle or definitive agreement has been executed within such 18 month period but as to which the combination is not yet complete. However, unlike other blank check companies, if we have entered into such letter of intent, agreement in principle or definitive agreement within such 18 month period, we may, prior to the expiration of the 24 month period, call a meeting of our shareholders for the purpose of soliciting their approval to extend the date before which we must complete our business combination by an additional 12 months to avoid being required to liquidate. If the extended date is approved by shareholders, we would have a total of 36 months from the consummation of our IPO to complete a business combination. In connection with seeking shareholder approval for the extended period, we will furnish our shareholders with proxy solicitation materials prepared in accordance with the Exchange Act.

We believe that extending the date before which we must complete our business combination to 36 months may be advisable due to the circumstances involved in the evaluation and closing of a business combination in Vietnam, China or elsewhere in Asia, including obtaining audited U.S. GAAP financial statements of potential targets that have previously kept their accounts in accordance with different financial accounting standards, the possible need for restructuring and reorganizing corporate entities and assets (particularly with respect to China or Vietnam state-owned enterprises) and the requirements of complex Vietnamese and Chinese regulatory filings and approvals. If we enter into an agreement near the end of this 18 month period, we would have only six months in which to accomplish the necessary accounting reconciliations, complete the restructuring of the company, satisfy U.S. and applicable regulatory requirements, secure the approval of our shareholders and provide for customary closing conditions.

While such 24 month period may be sufficient to accomplish all of these necessary tasks prior to effectuating the business combination, if, in the course of this process, we conclude that it may be insufficient, we may, pursuant to our amended and restated articles of incorporation, call a special (or annual) meeting of our shareholders or raise the vote at an annual meeting for the purpose of extending by an additional 12 months the date before which we must complete our business combination.

If holders of 30% or more of shares sold in our IPO vote against the proposed extension to 36 months and elect to convert their shares for a pro rata share of the trust account, we will not extend the date before which we must complete our business combination beyond 24 months. In such event, if we cannot complete the initial business combination within such 24 month period, we will be required to liquidate, with the amount remaining in the trust account returned to all public shareholders. Subject to the foregoing, approval of the extension to 36 months will require the affirmative vote of the majority of the votes cast by our public shareholders who vote at the special or annual meeting called for the purpose of approving such extension. In connection with the vote required for the extension to 36 months, our Initial Shareholders have agreed to vote their shares of common stock acquired prior to our IPO in accordance with the majority of shares of common stock voted by the public shareholders and have agreed to waive their conversion rights.

If the majority of votes cast by our public shareholders are voted at the special (or annual) meeting called for the purpose of approving such extension vote in favor of such extension and holders of less than 30% of the shares sold in our IPO vote against the proposed extension and elect to convert their shares, we will then have an additional 12 months in which to complete the initial business combination.

If the proposal for the extension to 36 months is approved, we will still be required to seek shareholder approval before effectuating our initial business combination, even if the business combination would not ordinarily require shareholder approval under applicable law. Unless a shareholder voted against the proposal to extend to 36 months and exercised such shareholder’s conversion rights, such shareholder will be able to vote on the initial business combination. We will consummate our initial business combination only if a majority of the common stock voted by the public shareholders (including shares purchased in our IPO or otherwise acquired in the public markets by our Initial Shareholders, founders and special advisors) are voted in favor of our initial business combination, a majority of our outstanding shares of common stock approve an amendment to our amended and restated articles of incorporation to permit our perpetual existence and public shareholders owning 30% or more of the shares sold in our IPO, on a cumulative basis, including any shareholders who previously exercised their conversion rights in connection with the special (or annual) meeting of shareholders called for the purpose of approving the extended period, if any, do not vote against the extended period or the initial business combination exercise their conversion rights, as described below.

If at the end of such 36 month period we have not effected such business combination, our corporate existence will automatically cease without the need for a shareholder vote and liquidate and release only to our public shareholders, as part of our plan of distribution, the proceeds of the trust account, including accrued interest, net of income taxes payable on such interest and net of the interest income previously released to us to fund our working capital and general corporate requirements.

Conversion Rights for Shareholders Voting to Reject the Extended Period or our Initial Business Combination

Public shareholders voting against the extended period or our initial business combination, as the case may be, will be entitled to cause us to convert their common stock for a pro rata share of the aggregate amount then in the trust account, before payment of deferred underwriting discounts and commissions and including interest earned on their pro rata portion of the trust account, net of income taxes payable on such interest and net of up to an aggregate of $1,150,000 of the interest income, net of taxes, on the trust account balance previously released to us to fund our working capital and general corporate requirements. Shareholders voting against (i) the extended period will only have the right to cause us to convert their shares if the extended period is approved and (ii) the business combination will only have the right to cause us to convert their shares if our initial business combination is approved and completed. Public shareholders who cause us to convert their common stock for a pro rata share of the trust account will be paid their conversion price as promptly as practicable after the date of the special (or annual) meeting for the extended period or upon consummation of a business combination, as the case may be, and will continue to have the right to exercise any warrants they own.

Notwithstanding the foregoing, our amended and restated articles of incorporation provide that a public shareholder, together with any affiliate or other person with whom such public shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from seeking conversion rights with respect to more than 10% of the shares sold in our IPO, but such a public shareholder would still be entitled to vote against a proposed business combination with respect to all shares owned, whether directly or indirectly through one or more affiliates. We believe this restriction will discourage investors from accumulating large blocks of our shares of common stock prior to the vote to approve a proposed business combination and subsequent attempts by such shareholders to use their conversion right as a means to force us or our management to purchase their shares at a significant premium to the then current market price or on other undesirable terms. Absent this provision, an investor who owns more than 10% of the shares of common stock sold in our IPO could threaten to vote against a proposed business combination and seek conversion, regardless of the merits of the transaction, if such public shareholder’s shares are not purchased by us or our management at a premium to the then current market price. By limiting a public shareholder’s ability to convert only 10% of the shares sold in our IPO offering, we believe we will limit the ability of a small group of investors to unreasonably attempt to block a transaction  which is favored by our other public shareholders. However, nothing otherwise, including in our amended and restated articles of incorporation, restricts our public shareholders’ ability to vote all of their shares against a proposed business combination.

The actual per share conversion price in each case will be equal to the aggregate amount then on deposit in the trust account, including deferred underwriting discounts and commissions and including accrued interest, net of any income taxes on such interest, which shall be paid from the trust account, and net of up to an aggregate of $1,150,000 of the interest income, net of taxes, earned on the trust account and released to us to fund our working capital and general corporate requirements (calculated as of the date of the special (or annual) meeting of shareholders approving the extended period or two business days prior to the consummation of the proposed business combination, as the case may be), divided by the number of shares sold in our IPO. The initial per share conversion price in both cases would be approximately $8.00, or the same as the per share offering price of $8.00 (assuming that the entire purchase price of the units was allocated to the common stock). The proceeds held in the trust account may be subject to claims which would take priority over the claims of our public shareholders and, as a result, the per share liquidation price could be less than $8.00 due to claims of such creditors. Our Initial Shareholders have agreed to vote their shares for the extended period and business combination in the same manner as a majority of public shareholders who vote at the special (or annual) meeting, and have forfeited any right to cause us to convert any shares owned by them (regardless of when acquired) in connection with the extended period or our initial business combination.

An eligible shareholder may request conversion at any time after the mailing to our shareholders of the proxy statement and prior to the vote taken with respect to the extended period or a proposed business combination, but the request will not be granted unless the shareholder votes against the extension or business combination and the extension or business combination is approved and, in the case of the business combination, it is consummated. If a shareholder votes against the business combination or extension but fails to properly exercise such shareholder’s conversion rights, such shareholder will not have its shares of common stock converted for its pro rata distribution of the trust account. Any request for conversion, once made, may be withdrawn at any time up to the date of the applicable meeting. The funds to be distributed to shareholders who elect conversion will be distributed as promptly as practicable after the special (or annual) meeting of shareholders approving the extended period, if any, or after the consummation of the business combination. Public shareholders who cause us to convert their stock into their share of the trust account will still have the right to exercise the warrants that they received as part of the units. We will not complete our proposed initial business combination, and similarly will not extend the time to complete the business combination to 36 months, if public shareholders owning 30% or more of the shares sold in our IPO both vote against and exercise their conversion rights with respect to the extended period or, on a cumulative basis, in the case of the business combination. We intend to structure and consummate any potential business combination in a manner such that an aggregate of 30% of the common stock purchased by the public shareholders in our IPO could cause us to convert the public shareholders’ common stock for a pro rata share of the aggregate amount then on deposit in the trust account, and the business combination could still be consummated. Many other blank check companies have a conversion threshold of 20%, which makes it more difficult for such companies to consummate their initial business combination. We have increased the conversion percentage to 30% from the more typical 20% in order to reduce the likelihood that a small group of investors holding a large block of our stock will be able to stop us from completing a business combination that is otherwise approved by a large majority of our public shareholders and to be competitive with other offerings by blank check companies currently in the market.

We may require public shareholders to tender their certificates to our transfer agent prior to the special or annual meeting or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System. We will notify investors on a current report on Form 6-K and in our proxy statement related to the extended period or the initial business combination, if we impose this requirement. If we elect to require physical delivery of the share certificates, we would expect that shareholders would have to comply with the following steps. If the shares are held in street name, shareholders must instruct their account executive at the shareholders’ bank or broker to withdraw the shares from the shareholders’ account and request that a physical certificate be issued in the shareholders’ name. Our transfer agent will be available to assist with this process. No later than the day prior to the shareholder meeting, the written instructions stating that the shareholder wishes to convert his or her shares into a pro rata share of the trust account and confirming that the shareholder has held the shares since the record date and will continue to hold them through the shareholder meeting and the closing of our business combination, if applicable, must be presented to our transfer agent. Certificates that have not been tendered in accordance with these procedures by the day prior to the shareholder meeting will not be converted into cash. In the event a shareholder tenders his or her shares and decides prior to the shareholder meeting that he or she does not want to convert his or her shares, the shareholder may withdraw the tender, up to the date of the applicable meeting. In the event that a shareholder tenders shares in connection with the vote on the business combination and our business combination is not completed, these shares will not be converted into cash and the physical certificate representing these shares will be returned to the shareholder. Traditionally, in order to perfect conversion rights in connection with a blank check company’s business combination, a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to convert. After the business combination was approved, the company would contact such shareholder to arrange for him to deliver his certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business combination during which he could monitor the price of the stock in the market. If the price rose above the conversion price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. Thus, the conversion right, to which shareholders were aware they needed to commit before the shareholder meeting, would become a “put” right surviving past the consummation of the business combination until the converting holder delivered his certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a converting holder’s election to convert is irrevocable once the business combination is approved.

If our business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many shareholders may exercise their conversion rights, we may either need to reserve part of the trust account for possible payment upon such conversion, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of shareholders exercise their conversion rights than we expect. Therefore, we may not be able to consummate a business combination that requires us to use all of the funds held in the trust account as part of the purchase price, or we may end up having to adjust the ratio of cash to stock used as consideration, or we may need to arrange for third party financing, if available.

The initial conversion price will be approximately $8.00 per share. As this amount is the same as the $8.00 per share IPO offering price (assuming that the entire purchase price of the units was allocated to the common stock) and it may be less than the market price of the common stock on the date of conversion, there may be a disincentive on the part of public shareholders to exercise their conversion rights.

Liquidation if No Business Combination

If we do not enter into a letter of intent, agreement in principle or a definitive agreement within 18 months after the consummation of our IPO, or if 30% or more of the shares sold in our IPO that are voted against a proposed extension, if any, beyond 24 months to 36 months and elect to convert their shares for a pro rata share of the trust account, or we do not receive shareholder approval for such extension and we are not be able to complete our initial business combination within such 24 month period, our amended and restated articles of incorporation provides that our corporate purposes and powers will immediately thereupon be limited to acts and activities related to dissolving and winding up our affairs, including liquidation, and we will not be able to engage in any other business activities. Pursuant to Marshall Islands law, dissolution after the 18 or 24 month period will require the affirmative vote of shareholders owning a majority of our then outstanding common stock to approve our plan of distribution as set forth below. We will promptly send to our shareholders a proxy statement soliciting shareholder votes with respect to our dissolution and a notice of special (or annual) meeting of shareholders in accordance with the requirements of Marshall Islands law not less than 10 nor more than 60 days prior to our special (or annual) meeting of shareholders. In the event that we do not initially obtain approval for our dissolution by shareholders owning a majority of our outstanding common stock, we will continue to take all reasonable actions to obtain approval, which may include adjourning the meeting from time to time to allow us to obtain the required vote and retaining a proxy solicitation firm to assist us in obtaining such vote. Any failure to obtain approval for our dissolution may significantly delay our dissolution and distribution to our shareholders. However, our amended and restated articles of incorporation also provides that our corporate existence will automatically cease 36 months after the date of this prospectus except for the purposes of winding up our affairs and liquidating pursuant to Section 106 of the Marshall Islands Business Corporations Act. This has the same effect as if our board of directors and shareholders had formally voted to approve our dissolution. Limiting our corporate existence to a specified date as permitted by Sections 15 and 105 of the Marshall Islands Business Corporations Act removes the necessity to obtain formal shareholder approval of our dissolution and liquidation and to file a certificate of dissolution with the Registrar of Corporations of the Republic of the Marshall Islands.

Under the Business Corporations Act of the Republic of the Marshall Islands, shareholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If we complied with certain procedures set forth in Section 106 of the Business Corporations Act of the Marshall Islands intended to ensure that we make reasonable provision for all claims against us, including a minimum 6-month notice period during which any third-party claims can be brought against us, any liability of shareholders with respect to a liquidating distribution is limited to the lesser of such shareholder’s pro rata share of the claim or the amount distributed to the shareholder, and any liability of the shareholder would be barred after the expiration of the period specified in the notice. However, it is our intention to make liquidating distributions to our public shareholders as soon as reasonably possible after dissolution and, therefore, we do not intend to comply with those procedures. As such, to the extent not covered by the indemnities provided by Messrs. Zachs and Lee, our shareholders could potentially be liable for any claims to the extent distributions received by them in a dissolution and any such liability of our shareholders may extend beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us.

If we seek from our shareholders to approve the extended period or to consummate a business combination 24 months after the consummation of our IPO, the proxy statement related to the extended period or the business combination will also seek shareholder approval for our board of directors’ recommended plan of distribution and liquidation in the event our shareholders do not approve the extended period or the business combination. Our existing shareholders have agreed to waive their rights to participate in any liquidation of our trust account or other assets with respect to their existing shareholders’ common stock and to vote their existing shareholders’ common stock in favor of any dissolution and plan of distribution which we submit to a vote of shareholders. There will be no distribution from the trust account with respect to our warrants, which will expire worthless if we are liquidated.

If we are required to seek shareholder approval of a plan of distribution and we do not seek such shareholder approval in connection with shareholder approval of the extended period or a business combination, we estimate that our total costs and expenses for implementing and completing a shareholder-approved dissolution and plan of distribution will be between $75,000 and $125,000. This amount includes all costs and expenses relating to filing our dissolution in the Republic of the Marshall Islands, the winding up of our company, printing and mailing a proxy statement, holding a shareholders’ meeting relating to the approval by our shareholders of our dissolution and plan of distribution, legal fees and other filing fees. We believe that there should be sufficient funds available from the interest earned on the trust account and released to us as working capital, to fund the $75,000 to $125,000 in costs and expenses.

If we were unable to conclude an initial business combination and expended all of the net proceeds of our IPO, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, net of income taxes payable on such interest and net interest income on the trust account balance previously released to us to fund working capital and general corporate requirements, the initial per share liquidation price would be approximately $8.00, or the same as the per share IPO offering price of $8.00 (assuming that the entire purchase price of the units was allocated to the common stock). The per share liquidation price includes approximately $1,449,000 in deferred underwriting discounts and commissions that would also be distributable to our public shareholders.

If we were to expend all of the net proceeds of our IPO, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the initial per share liquidation price would be approximately $8.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors (which could include vendors and service providers we have engaged to assist us in any way in connection with our search for a target business and that are owed money by us, as well as target businesses themselves) which could have higher priority than the claims of our public shareholders. Prior to completion of our initial business combination, we will seek to have all vendors, target businesses, prospective target businesses or other entities that we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders. In the event that a vendor, target business, prospective target business or other entity were to refuse to execute such a waiver, we will execute an agreement with that entity only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute such a waiver. Messrs. Zachs and Lee, our president and chairman, respectively, and members of our board of directors, have agreed, pursuant to agreements with us and the representative of the underwriters, that if we liquidate prior to the consummation of a business combination, they will be personally liable, on a joint and several basis to ensure that the amounts in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, to the extent that such target businesses, vendors or entities did not execute a valid and enforceable waiver. Furthermore, there could be claims from parties other than vendors or target businesses that would not be covered by the indemnity from Messrs. Zachs and Lee, such as shareholders and other claimants who are not parties in contract with us who file a claim for damages against us. If a claim were made that resulted in Messrs. Zachs and Lee having personal liability and they refused to satisfy their obligations, we would have a fiduciary obligation to bring an action against them to enforce our indemnification rights and would accordingly bring such an action against them. However, we have not requested that either of Messrs. Zachs or Lee reserve for such indemnification obligations, and we therefore cannot assure you that they would be able to satisfy those obligations if required to do so. Additionally, we have not independently verified if Messrs. Zachs or Lee have sufficient funds to satisfy their indemnification obligations. Accordingly, the actual per share liquidation price could be less than approximately $8.00, plus interest, due to claims of creditors. Furthermore, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the amounts held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders.

To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders at least approximately $8.00 per share.

Our public shareholders shall be entitled to receive funds from the trust account only in the event of our dissolution or if the shareholders seek to have us convert their respective shares for cash in connection with (i) a vote against the extended period which is approved by our shareholders or (ii) a vote against our initial business combination which is actually completed by us. In no other circumstances shall a shareholder have any right or interest of any kind to or in the trust account. Prior to our completing an initial business combination or liquidating, we are permitted only to have released from the trust account interest income to pay taxes and up to an aggregate of $1,150,000 of the interest income, net of taxes, earned on the trust account, net of taxes payable, to fund our working capital and general corporate requirements.

We will notify the trustee of the trust account to begin liquidating such assets promptly after we are required to liquidate in accordance with Marshall Islands law and anticipate it will take no more than 10 business days to effectuate such distribution. Our existing shareholders have agreed to waive their rights to participate in any liquidation distribution with respect to their existing shareholders’ shares. There will be no distribution from the trust account with respect to our warrants, which will expire worthless. We will pay the costs of liquidation from our remaining assets outside of the trust account. If such funds are insufficient, Eric M. Zachs and Robert H.J. Lee have agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $75,000 to $125,000) and have agreed not to seek repayment of such expenses.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public shareholders promptly after 18, 24 or 36 months from the date of this prospectus (as applicable), this may be viewed or interpreted as giving preference to our public shareholders over any potential creditors with respect to access to or distributions from our assets. To the extent any bankruptcy court claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Competition

In identifying, evaluating and selecting a target business, we may encounter intense competition from other entities having a business objective similar to ours. Through April 2009, there ware approximately 150 blank check companies that have completed initial public offerings in the United States with more than $13.4 billion in trust that are currently seeking to carry out a business plan similar to our business plan. Furthermore, there are a number of additional offerings for blank check companies that are still in the registration process but have not completed initial public offerings, and there are likely to be more blank check companies filing registration statements for initial public offerings prior to our completion of a business combination. Additionally, we may be subject to competition from entities other than blank check companies having a business objective similar to ours, including venture capital firms, leverage buyout firms and operating businesses looking to expand their operations through the acquisition of a target business. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than us and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there may be numerous potential target businesses that we could acquire with the net proceeds of our IPO, our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of a target business. Further, the following may not be viewed favorably by certain target businesses:

•
our obligation to seek shareholder approval of a business combination or obtain the necessary financial information to be included in the proxy statement to be sent to shareholders in connection with such business combination may delay or prevent the completion of a transaction;

•	our obligation to convert shares of common stock held by our public shareholders into cash in certain instances may reduce the resources available to effect a business combination;

•	our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses; and

•
the requirement to acquire an operating business that has a fair market value equal to at least 80% of the amount in our trust account (excluding deferred underwriting discounts and commissions held in the trust account) at the time of the acquisition could require us to acquire several companies or closely related operating businesses at the same time, all of which sales would be contingent on the closings of the other sales, which could make it more difficult to consummate the business combination.

Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination. Our management believes, however, that to the extent that our target business is a privately held entity, our status as a well-financed public entity may give us a competitive advantage over entities having a similar business objective as ours in acquiring a target business with significant growth potential on favorable terms.

If we succeed in effecting a business combination, there will be, in all likelihood, intense competition from competitors of the target business. We cannot assure you that, subsequent to a business combination, we will have the resources or ability to compete effectively.

Periodic Reporting and Audited Financial Statements

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements. In addition, we will not be required under the Exchange Act to file current reports with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

We will provide stockholders with audited financial statements of the prospective target business as part of the proxy solicitation materials sent to stockholders to assist them in assessing the target business. In all likelihood, these financial statements will need to be prepared in accordance with United States generally accepted accounting principles. We cannot assure you that any particular target business identified by us as a potential acquisition candidate will have financial statements prepared in accordance with United States generally accepted accounting principles or that the potential target business will be able to prepare its financial statements in accordance with United States generally accepted accounting principles. To the extent that such financial statements cannot be obtained, we may not be able to acquire the proposed target business. While this may limit the pool of potential acquisition candidates, we do not believe that this limitation will be material.

Legal Proceedings

There is no litigation currently pending or, to our knowledge, contemplated against us or any of our officers or directors in their capacity as such.

C.	Organizational structure.

We do not have any subsidiaries, nor are we part of a group.

D.	Property, plants and equipment.

We currently maintain our principal executive offices at 61 Hue Lane, Hai Ba Trung District, Hanoi, Vietnam. The cost for this space was included in the $7,500 per-month fee payable to Bantry Bay Ventures Asia LLC. We believe that the fee charged by Bantry Bay is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We were formed on August 8, 2007 for the purpose of acquiring acquiring, or acquiring control of, one or more operating businesses located in Asia through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, or contractual arrangements.  Our current efforts to identify a prospective target business will not be limited to a particular industry or area in Asia.  We intend to utilize cash in our trust account, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination. The issuance of additional ordinary shares or any number of shares of our preferred shares:

•	may significantly reduce the equity interest of investors in our securities;

•	may subordinate the rights of holders of ordinary shares if we issue preferred shares with rights senior to those afforded to our ordinary shares;

•
will likely cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our ordinary shares.

•	similarly, if we issue debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after a business combination are insufficient to repay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding.

A.           Operating Results

For the year ended December 31, 2008, we had net income of $16,485, derived from interest income of $457,808 offset by $432,831 of formation costs and operating expenses, and income tax expense of $8,492.

For the period from August 8, 2007 (inception) to December 31, 2007, we had a net loss of $18,495.

B.           Liquidity and Capital Resources

We consummated our IPO on February 13, 2008. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to us from the IPO were approximately $39,897,992, of which $39,620,000 was deposited into the trust account (including $1,449,000 of deferred underwriting compensation.  In addition, all of the proceeds from the private sale of the warrants ($1,780,000) were deposited into the trust fund, for a total of $41,400,000 held in trust (or approximately $8.00 per share sold in our IPO).  The remaining proceeds are available to be used by us to provide for business, legal and accounting due diligence on prospective acquisitions, tax payments and continuing general and administrative expenses. The net proceeds deposited into the trust fund remain on deposit in the trust fund and have earned $457,808 in interest through December 31, 2008.

We intend to use substantially all of the net proceeds of our IPO to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination. To the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust fund as well as any other net proceeds not expended will be used to finance the operations of the target business.

We believe we will have sufficient available funds outside of the trust fund to operate through June 2010, assuming that a business combination is not consummated during that time. There can be released to us, from time to time, interest earned on the funds held in the trust account, up to an aggregate of $1,150,000 (net of income taxes payable thereon), to fund expenses related to investigating and selecting a target business, income and other taxes and our other working capital requirements.  We anticipate that we will incur approximately $300,000 of expenses for legal, accounting and other third-party expenses attendant to the due diligence investigations, structuring and negotiating of a business combination, $180,000 for the administrative fee payable to an affiliate of the Company, $50,000 of expenses for the due diligence and investigation of a target business by our founders, $120,000 of expenses in legal and accounting fees relating to our SEC reporting obligations and $600,000 for general working capital that will be used for miscellaneous expenses, taxes and reserves and director and officer liability insurance premiums.

Eric Zachs, president and director of the Company, loaned the Company $200,100 to cover formation costs and offering expenses.  The loan was repaid as of December 31, 2008.  During the year ended December 31, 2008, we transferred $457,808 of interest earned on the trust funds for working capital purposes.  As a result of the global economic downturn, the interest rate on the funds in our trust account has been less than originally anticipated and we have had to borrow funds for our working capital needs.  In March 2009, we executed a grid note in the aggregate principal amount of $150,000 payable to Bantry Bay Ventures-Asia, LLC, an affiliate of our president, chairman and vice president which reflected monies borrowed by the Company over the last six month period. Through June 24, 2009, we borrowed $74,581 on such note.  The Company has repaid $25,699 and the current outstanding balance as of June 24, 2009 on the note is $48,882.  We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination that is presented to us, although we have not entered into any such arrangement and have no current intention of doing so.

From mid-February 2008 through December 31, 2008 we paid a monthly fee of $7,500 to Bantry Bay Ventures-Asia, LLC for providing us with office space and certain general and administrative services.

C.           Research and Development.

Not applicable.

D.           Trend Information.

The global economic downturn has negatively affected the business of acquisition-oriented companies (“SPACs”) like BBV Vietnam:

•	shares of SPACs have been trading below their per-share trust value;

•	investors are more likely to want their cash back and accordingly prefer a cash redemption over a proposed acquisition; and

•	number of available target companies are not as numerous in a down market.

This trend is borne out by the increased number of SPACs that have liquidated in the last 12 months because of their inability to either locate or have their stockholders vote in favor of a selected acquisition.

E.           Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are likely to have a current or future effect on our financial conditions, revenue results of operations, liquidity or capital expenditures.

F.           Contractual Obligations

None.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management.

Our current directors and senior management are as follows:

Name	Age	Position
Robert H. J. Lee	52	Chairman of the Board of Directors
Eric M. Zachs	49	President and Director
Nguyen Thi Quynh Anh	49	Vice President and Director
Mai Anh	61	Director
Nguyen Tien Dzung	42	Director
Eliezer R. Katz	57	Special Advisor
Wang Chaoyong	43	Special Advisor

Robert H. J. Lee has served as the chairman of our board of directors since September 2007. Since November 2004, Mr. Lee has been a managing partner of Bantry Bay Ventures-Asia, LLC. Mr. Lee is also a director of Bantry Bay Ventures-Asia, LLC’s Chinese investment, Taiyue Coal Trading and Transportation, Inc. From August 1998 until November 2004, Mr. Lee served as the chief executive officer of TeleWeb, Inc., a company that he founded which was one of the first outsourcing call centers in China. From 1996 to 1998, Mr. Lee served as a managing director of 2M Invest, a Danish venture capital firm. In 1991, Mr. Lee founded PicoPower Technology which invented and patented power saving technologies for handheld devices and notebook computers. In 1994, PicoPower was merged into Cirrus Logic, Inc. for $68 million and Mr. Lee was responsible for Cirrus Logic’s business development in China. In 1996, Mr. Lee founded and served as chairman, chief executive officer and president of i-Planet Inc., which developed internet server technologies. i-Planet Inc. was acquired in 1998 by Sun Microsystems, Inc. Mr. Lee has served as an angel investor in many other companies in the United States and China, Taiwan and Japan over the past 14 years and has served on many boards of directors. Mr. Lee was one of the founding investors in EAccess. Mr. Lee also serves as a special advisor to the President of Stanford University Hospital and on the board of directors of the Bay Area World Trade Center. Mr. Lee received his degree in Electrical Engineering from Chien Hsien Institute of Technology and a master degree in Computer Science from Stevens Institute of Technology.

Eric M. Zachs has served as our president and a member of our board of directors since inception. Since October 2004, Mr. Zachs has been a managing partner of Bantry Bay Ventures–Asia, LLC, a private equity firm focused on investment in Asia. Since March 2006, Mr. Zachs has also served as the chairman of the board of Shanxi Taiyue Trading and Transportation Co., Ltd., based in Shanxi Province, China. Taiyue Trading facilitates the transportation of coal in Shanxi and nearby provinces through the rail system as it owns railroad platforms and coal trading licenses. From 2000 to 2004, Mr. Zachs was the general partner of the Entrust Capital Frontier Fund. The Frontier Fund is a venture capital fund that is focused primarily on software, semiconductors and the wireless industries. From 1995 to 2000, Mr. Zachs was the co-chairman, and from December 1995 to June 1997 was the president and chief executive officer, of Ziplink, Inc., a national wholesale internet service provider that he co-founded. From 1989 to 1995, Mr. Zachs served in a variety of capacities at Message Center USA, Inc., a nationwide paging company, including as president and chief operating officer. In 1995, Message Center was sold to AirTouch Paging (currently Vodafone Group Plc). In 1993, Mr. Zachs co-founded Message Center Management, Inc. which, along with its affiliates, currently owns over 70 antenna sites and manages over 800 antenna sites for the wireless industry. Mr. Zachs has been co-chairman of Message Center Management, Inc. since 1993. Mr. Zachs received a B.A. from Tufts University and a J.D. from Columbia University School of Law.

Nguyen Thi Quynh Anh has served as our vice president and a member of our board of directors since September 2007. Since March 2007, Madame Quynh Anh is Bantry Bay Ventures-Asia, LLC’s Vietnam Country Partner. In 1998 Madame Quynh Anh founded and since that time has been the chairwoman and president of InvestPro Co., Ltd. InvestPro has expertise in law, business consulting, patent and trademark and serves international investors in Vietnam. InvestPro’s customers have included: Coca-Cola, Ford, P&G, Asia Pacific Brewery (Heineken & Tiger), ICI Paints, Luks Industrial and Petronas, among others. Prior to founding InvestPro, from 1990 to 1998, Madame Quynh Anh was vice chairwoman and deputy general director of InvestConsult Group. a consulting firm in Vietnam. Madame Quynh Anh’s customers included IBM, Daewoo, Yamaha, Citibank, 3M, IPEM, NEC and Baker Hughes, among others. Madame Quynh Anh was a demographic researcher for the Vietnamese Governmental General Statistics Office from 1981 to 1989. Madame Quynh Anh is a member of the Bar Association of Hanoi and the Vietnam Legal Practitioners Association and on the executive committee of the Association for Assisting Disabled Children of Vietnam. Madame Quynh Anh received her Bachelor of Law from Hanoi University and B.A. in English from Hanoi National University in Vietnam.

Mai Anh has served as a member of our board of directors since October 2007. From 2000 to present, Mr. Mai Anh has been the president of the Hanoi Association of Information and Communication Technology (HANICT), a non-governmental organization that promotes the application of information and communication technology. From 1996 to October 2007, Mr. Mai Anh was the Information and Communication Technology Director for the Vietnam Ministry of Science and Technology. From 2002 to July 2007, Mr. Mai Anh was a Member of National Assembly and a Member of Committee of Science, Technology and Environment. Mr. Mai Anh received an engineering degree from Hanoi Polytechnical University and a doctorate in engineering from the Academy of Science in Berlin, East Germany.

Nguyen Tien Dzung has served as a member of our board of directors since October 2007. Since October 1993, Mr. Dzung has been the chairman of the Gami Group, a commercial real estate investment company. Since December 2006, Mr. Dzung has also served as the general director of Capital Security Joint Stock Company, a securities brokerage and consulting firm. From March 2001 to November 2006, he was general director of Financial & Business Solutions Joint Stock Company, a real estate developer. From April 2001 to March 2002, Mr. Dzung was the Acting General Director of VP Bank. Mr. Dzung received a doctor degree in economics from Washington International General University, United States and a doctorate degree in Theoretical Physics from Belarus National General University (former USSR).

We have determined that Nguyen Tien Dzung and Mai Anh are independent directors as defined under the American Stock Exchange listing standards.

Number and Terms of Directors

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the Class A directors, consisting of Nguyen Tien Dzung, will expire at our first annual meeting of shareholders. The term of office of the Class B directors, consisting of Mai Anh and Nguyen Thi Quynh Anh, will expire at the second annual meeting. The term of office of the Class C directors, consisting of Eric M. Zachs and Robert H.J. Lee, will expire at the third annual meeting.

Special Advisors

Our special advisors will not participate in managing our operations. We have no arrangements or agreements with our special advisors to provide services to us. We expect that our special advisors will simply provide advice, introductions to potential targets, and assistance to us, at our request, only if they are able to do so.

Eliezer R. Katz has served as a special advisor since September 2007. Mr. Katz has been a managing partner of Bantry Bay Ventures-Asia, LLC since March 2006. Mr. Katz has also been a self-employed consultant since January 2004 and was a general partner and a portfolio manager from June 2002 to January 2004 for Chestnut Ridge Capital, LLP, a hedge fund. Mr. Katz was senior vice president for international equities at Knight Securities from 1995 until January 2002. Prior to joining Knight Securities, Mr. Katz was senior vice president of equity trading at Troster, Singer & Co. (acquired by Goldman Sachs). Prior to 1995, Mr. Katz was an entrepreneur working out of Israel, where he was involved in a number of retail and wholesale ventures. Mr. Katz received his B.Sc. from Brooklyn College (City University of New York).

Wang Chaoyong has served as a special advisor since November 2007. Mr. Wang is the founding partner and Chief Executive Officer of ChinaEquity International Holding Co., Ltd., a China-based independent venture capital firm which focuses on the technology, media and telecommunications sectors in Greater China. Before founding ChinaEquity in 1999, Mr. Wang served from May 1998 to April 1999 as deputy director general of China Development Bank. From 1995 to April 1998, Mr. Wang was chief representative for Morgan Stanley (Asia)’s Beijing office. Mr. Wang is a member of the Board of Governors and the Secretary General of China Venture Capital Association. Mr. Wang received a master degree from Tsinghua University and a MBA from Rutgers University.

B.           Compensation

No executive officer has received any cash compensation for services rendered and no compensation of any kind, including finder’s and consulting fees, will be paid to any of our existing shareholders, officers, directors, special advisors or any of their respective affiliates. Nor will any of our Initial Shareholders, officers, directors, special advisors or any of their respective affiliates receive any cash or equity compensation from us or a target business for services rendered prior to, or in connection with, a business combination. However, all of these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Because none of our directors may be deemed “independent” for such purposes, we will generally not have the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement.

Commencing on the effective date of our IPO prospectus through December 31, 2008, we paid Bantry Bay Ventures-Asia, LLC a fee of $7,500 per month for providing us with office space and certain office and administrative services. This arrangement was agreed to by Bantry Bay Ventures-Asia, LLC, an affiliate of Messrs. Zachs, Lee and Madame Quynh Anh, solely for our benefit and is not intended to provide such individuals compensation in lieu of a salary.

Since our formation, we have not granted any stock options or stock appreciation rights or any awards under long-term incentive plans.

Compensation Discussion and Analysis

Overall, following our initial business combination, we will seek to provide total compensation packages that are competitive in terms of potential value to our executives, and which are tailored to the unique characteristics and needs of our company within our industry in order to create an executive compensation program that will adequately reward our executives for their roles in creating value for our shareholders. We intend to be competitive with other similarly situated companies in our industry following completion of our initial business combination. The compensation decisions regarding our executives will be based on our need to attract individuals with the skills necessary for us to achieve our business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above our expectations.

It is likely that our executives’ compensation will have three primary components:  salary, cash incentive bonus and stock-based awards. We will view the three components of executive compensation as related but distinct. We do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We anticipate determining the appropriate level for each compensation component based in part, but not exclusively, on our view of internal equity and consistency, individual performance and other information deemed relevant and timely. We have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation.

We may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Benchmarking of Cash and Equity Compensation

We believe it is important when making compensation-related decisions to be informed as to current practices of similarly situated publicly held companies. We expect to stay apprised of the cash and equity compensation practices of publicly held companies in the industry we operate in following our initial business combination through the review of such companies’ public reports and through other resources. It is expected that any companies chosen for inclusion in any benchmarking group would have business characteristics comparable to our company, including revenues, financial growth metrics, stage of development, employee headcount and market capitalization. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our post-acquisition business and objectives that may be unique to us, we generally believe that gathering this information will be an important part of our compensation-related decision-making process.

Compensation Components

Base Salary. Generally, we anticipate setting executive base salaries at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies. We will seek to maintain base salary amounts at or near the industry norms while avoiding paying amounts in excess of what we believe is necessary to motivate executives to meet corporate goals. It is anticipated base salaries will generally be reviewed annually, subject to terms of employment agreements, and that we will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

Annual Bonuses. We may design and utilize cash incentive bonuses for executives to focus them on achieving key operational and financial objectives within a yearly time horizon. We will structure cash incentive bonus compensation so that it is taxable to our employees at the time it becomes available to them. At this time, it is not anticipated that any executive officer’s annual cash compensation will exceed $1 million, and we have accordingly not made any plans to qualify for any compensation deductions under Section 162(m) of the Internal Revenue Code.

Equity Awards. We may also use stock options and other stock-based awards to reward long-term performance. We believe that providing a meaningful portion of our executives’ total compensation package in stock options and other stock-based awards will align the incentives of our executives with the interests of our shareholders and with our long-term success.

C.           Board Practices

See Items 6A and 6B above.

D.           Employees

We have two executive officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. We do not intend to have any full time employees prior to the consummation of a business combination.

E.           Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of June 23, 2009 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our officers and directors; and

•	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Holder (1)	Amount of Beneficial Ownership	Percentage of Outstanding Ordinary Shares
Robert H. J. Lee (2)	397,898	6.2%
Eric M. Zachs (2)	523,122	8.1%
Nguyen Thi Quynh Anh	132,250	2.0%
Mai Anh	34,500	*
Nguyen Tien Dzung	34,500	*
All directors and executive officers as a group (five individuals)	1,122,270	17.3%

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the individuals is 61 Hue Lane, HaiBaTrung District, Hanoi, Vietnam.

(2)
Does not include shares of common stock issuable upon exercise of founder warrants that are not exercisable and will not become exercisable within 60 days.  Also does not include 218,750 warrants purchased by Mr. Zachs in the open market in 2009.

All of the founder shares have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until one year after the consummation of a business combination.  The shares of common stock held in escrow will not be released until one year after the consummation of our business combination. During the escrow period, the holders of these shares will not be able to sell or transfer their securities except (i) to persons or entities controlling, controlled by, or under common control with such person or entity, or to any shareholder, member, partner or limited partner of such person or entity, or (ii) to family members and trusts of permitted assignees for estate planning purposes, or upon the death of any such person, to an estate or beneficiaries of permitted assignees; in each case, such transferee will be subject to the same transfer restrictions as our existing shareholders until after the shares are released from escrow. Any shares held by these transferees would remain subject to the stock escrow agreement. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, our existing shareholders will not receive any portion of the liquidation proceeds with respect to common stock they own prior to the date of this prospectus.

We consider Messrs. Zachs, Lee, Mai Anh, Dzung and Madame Quynh Anh to be our “parents” and “promoters,” as these terms are defined under the federal securities laws.

B.           Related Party Transactions

In September 2007, we issued an aggregate of 1,293,750 shares of our common stock to the individuals set forth below for an aggregate amount of $25,000 in cash, at a purchase price of $0.019 per share.

Name	Number of Shares	Relationship to Us
Robert H. J. Lee	485,585	Chairman
Eric M. Zachs	545,952	President and Director
Nguyen Thi Quynh Anh	132,250	Vice President and Director
Udi Toledano	41,518	Shareholder
Eliezer R. Katz	62,570	Special Advisor
Nguyen Do Tung Cuong	11,500	Shareholder
Yuan Chen	3,450	Shareholder
Yuke Wang	3,450	Shareholder
Dawn L. Griswold	3,450	Shareholder
Lei Ding	1,725	Shareholder
Fangfang Yang	575	Shareholder
Ying Luo	1,725	Shareholder

On October 17, 2007, Eric M. Zachs transferred 17,250 shares to Mai Anh and 17,250 shares to Nguyen Tien Dzung. In addition, on that same date, Robert H.J. Lee transferred 17,250 shares to Mai Anh and 17,250 shares to Nguyen Tien Dzung. Mai Anh and Nguyen Tien Dzung are members of our board of directors.

On November 27, 2007, Udi Toledano transferred 34,500 shares to Wang Chaoyong and 7,018 shares to Eric M. Zachs.

On January 16, 2008, Eric M. Zachs transferred 24,267 shares to Nhin Sang and Robert H.J. Lee transferred 24,268 shares to Nhin Sang. In addition, on that same date, Robert H.J. Lee transferred 28,919 shares to Eric M. Zachs.

The underwriters of our IPO, Eric M. Zachs and Robert H. J. Lee, our president and chairman, respectively, Eliezer Katz, our special advisor, Nhin Sang, an existing shareholder, and Philip Katz, an individual investor, purchased, using their own funds, in a private placement, 1,873,684 warrants, or founder warrants, at a purchase price of $0.95 per warrant. Each founder warrant purchased in the private placement entitles the holder to purchase one share of our common stock at a purchase price of $5.00 per share. In the absence of an active trading market for our securities, the $0.95 purchase price for the founder warrants was determined jointly by the underwriters and us after reviewing and discussing comparable transactions. No other financial or quantitative analyses were used in determining the purchase price. The purchase price of these founder warrants was added to the amount to held in the trust account pending the completion of our initial business combination. The private placement resulted in an aggregate of $1,780,000 in net proceeds to us. If we do not complete one or more business combinations that meet our criteria, then the $1,780,000 of proceeds from the sale of founder warrants will become part of the amount payable to our public shareholders upon our dissolution and the subsequent liquidation of the trust account and the founder warrants will expire worthless. Similarly, this purchase price will become part of any conversion amount paid to converting shareholders.

The founder warrants are identical to our public warrants, except that (i) the founder warrants are not subject to redemption, so long as they are held by the original purchasers or their permitted transferees, (ii) the founder warrants may be exercised on a cashless basis, so long as they are held by the original purchasers or their permitted transferees, while the warrants included in the units cannot be exercised on a cashless basis, (iii) upon an exercise of the founder warrants, the holders of the founder warrants will receive unregistered shares of our common stock, and (iv) subject to certain limited exceptions, the founder warrants are not transferable until they are released from escrow, as described below. The founder warrants are differentiated from warrants sold to the public through legends contained on the certificates representing the founder warrants indicating the restrictions and rights specifically applicable to such founder warrants.

Further, our Initial Shareholders, the founder warrants and the shares of common stock issuable upon exercise of the founder warrants will be entitled to registration rights pursuant to a registration rights agreement. The holders of a majority-in-interest of these securities are entitled to make up to two demands that we register the initial shares, the founder warrants and the shares of common stock issuable upon exercise of such founder warrants. However, the holders of these securities are not entitled to more than two such demands in the aggregate. The holders can elect to exercise these registration rights at any time after the date on which the securities are released from escrow. In addition, the holders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. We will bear the expenses incurred in connection with any such registration statements other than underwriting discounts or commissions for securities not sold by us.

From mid-February 2008 to December 31, 2008, we paid Bantry Bay Ventures-Asia, LLC a fee of up to $7,500 per month for providing us with office space and certain office and administrative services. This arrangement was agreed to by Bantry Bay Ventures-Asia, LLC, an affiliate of Messrs. Zachs, Lee and Madame Quynh Anh, solely for our benefit and is not intended to provide such individuals with compensation in lieu of a salary. We believe that such fees are at least as favorable to us as we could have obtained from an unaffiliated person. However, as our directors may not be deemed “independent,” we did not have the benefit of disinterested directors approving this transaction.

Eric Zachs advanced the Company $200,100 to cover our formation costs and expenses related to our IPO which was repaid  without interest upon the consummation of the IPO.  In March 2009, we executed a grid note in the aggregate principal amount of $150,000 payable to Bantry Bay Ventures-Asia, LLC, an affiliate of our president, chairman and vice president which reflected monies borrowed by the Company over the last six month period.  Through June 24, 2009, we borrowed $74,581 on such note.  The Company has repaid $25,699 and the current outstanding balance as of June 24, 2009 on the note is $48,882.

We will reimburse our officers, directors and existing shareholders for any out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. Subject to availability of proceeds not placed in the trust account, there is no limit on the amount of accountable out-of-pocket expenses reimbursable by us.

Other than reimbursable out-of-pocket expenses payable to our officers and directors and the general and administrative services arrangement with Bantry Bay Ventures-Asia, LLC, no compensation or fees of any kind, including finders’ and consulting fees, will be paid to any of our existing shareholders who owned shares of our common stock prior to our IPO, officers or directors, or to any of their respective affiliates, for services rendered to us, prior to or with respect to, our initial business combination.

All ongoing and future transactions between us and any of our officers, directors and existing shareholders or their respective affiliates, including loans by our officers, directors and existing shareholders, will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties, and such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our uninterested, “independent” directors or the members of our board of directors who do not have an interest in the transaction, in either case who have access, at our expense, to our attorneys or independent legal counsel.

C.           Interests of experts and counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information.

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

B.           Significant Changes

Since December 31, 2008, the funds held in our trust account have not earned sufficient interest in order for us to meet our working capital needs.  We have borrowed funds to meet such needs from an affiliate of the Company.  See Item 7B, above.

ITEM 9.	THE OFFER AND LISTING

A.           Offer and Listing Details

Our units, ordinary shares and warrants trade on the OTC Bulletin Board under the symbols BBVUF, BBVVF and BBVWF, respectively.

The table below sets forth, for the calendar quarters indicated, the high and low bid prices for our units for the period from February 8, 2008 through June 26, 2009 and our ordinary shares and warrants for the period from Feb. 27, 2008 through June 26, 2009. The OTC Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions.

B.           Plan of Distribution

Not required.

C.           Markets

Our units, ordinary shares and warrants trade on the OTC Bulletin Board under the symbols BBVUF, BBVVF and BBVWF, respectively.

D.           Selling Shareholders

Not required.

E.           Dilution

Not required.

F.           Expenses of the Issue

Not required.

	Units		Ordinary shares		Warrants
	High	Low	High	Low	High	Low
Annual Highs and Lows
2008	$8.80	$6.50	$7.35	$6.25	$1.65	$0.13
2009	7.45	7.02	7.66	6.92	0.15	0.05

Quarterly Highs and Lows
2008
First Quarter	$8.80	$8.00	$7.25	$7.04	$1.65	$1.25
Second Quarter	8.55	8.22	7.22	7.05	1.42	1.13
Third Quarter	8.54	8.20	7.35	7.20	1.3	0.89
Fourth Quarter	8.20	6.50	7.25	6.25	0.93	0.13
2009
First Quarter	$7.45	$7.02	$7.49	$6.92	$0.15	$0.05
Second Quarter (through June 26, 2009)	7.30	7.30	7.70	7.39	0.06	0.05

Monthly Highs and Lows
December 2008	$7.25	$7.00	$7.23	$6.89	$0.16	$0.13
January 2009	7.15	7.02	7.30	6.92	0.15	0.13
February 2009	7.30	7.15	7.37	7.26	0.11	0.06
March 2009	7.45	7.05	7.49	7.36	0.08	0.05
April 2009	7.30	7.30	7.66	7.39	0.06	0.05
May 2009	7.30	7.30	7.66	7.49	0.06	0.05
June 2009 (through June 26, 2009)	7.30	7.30	7.70	7.49	0.05	0.05

ITEM 10.	ADDITIONAL INFORMATION

A.           Share Capital

Not required.

B.           Memorandum and Articles of Incorporation

The following represents a summary of certain key provisions of our amended and restated memorandum and articles of incorporation. The summary does not purport to be a summary of all of the provisions of our memorandum and articles of all relevant provisions of Marshall Islands law governing the management and regulation of Marshall Islands exempted companies. A copy of our amended and restated articles of incorporation have been filed as  exhibit3.1  to amendment 4 to  our registration statement on Form S-1(File No. 333-146829).

Register

We are a blank check company incorporated in The Republic of the Marshall Islands on August 8, 2007. Our memorandum and articles of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share.

Objects and Purposes

Our memorandum and articles grants us full power and authority to engage in any lawful act or activity for which corporations may be organized under Marshall Island corporations laws.  Our memorandum and articles of incorporation provides that we will continue in existence only until February 13, 2010.  If we have not completed a business combination by such date, our corporate existence will cease except for the purposes of winding up our affairs and liquidating.

Directors

Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Directors may engage in a transaction with the Company and vote on such transaction, provided the nature of the interest is disclosed and the disinterested directors approve such transaction.  The Board of Directors also have powers without the assent or vote of the shareholders to make, alter, amend, change, add to or repeal the bylaws of the Company; to fix and vary the amount to be reserved for any proper purpose; to authorize and cause to be executed mortgages and liens upon all or any part of the property of the Company; to determine the use and disposition of any surplus or net profits; and to fix the times for the declaration and payment of dividends.

Rights and Obligations of Shareholders

Dividends

Directors may declare dividends and distributions on our ordinary shares in issue and authorize payment on the dividends or distributions out of lawfully available funds. Before payment of any dividend, there may be set aside out of any funds of the Company available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the directors think conducive to the interest of the Company, and the directors may modify or abolish any such reserve in the manner in which it was created.

Voting Rights

Each shareholder represented at a meeting of shareholders is entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such shareholder, unless otherwise provided by the Articles of Incorporation. Each shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize any person or persons to act for him by proxy. The Board of Directors, in its discretion, or the officer of the Company presiding at a meeting of shareholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Conversion Rights

Public shareholders voting against the extended period or our initial business combination, as the case may be, will be entitled to cause us to convert their common stock for a pro rata share of the aggregate amount then in the trust account, before payment of deferred underwriting discounts and commissions and including interest earned on their pro rata portion of the trust account, net of income taxes payable on such interest and net of up to an aggregate of $1,150,000 of the interest income, net of taxes, on the trust account balance previously released to us to fund our working capital and general corporate requirements. Voting against the proposal for the extended period, if any, or for our initial business combination alone will not result in the conversion of a shareholder’s shares for a pro-rata portion of the trust account. The right of conversion is only valid when a shareholder exercises such conversion rights. Shareholders voting against (i) the extended period will only have the right to cause us to convert their shares if the extended period is approved and (ii) the business combination will only have the right to cause us to convert their shares if our initial business combination is approved and completed.   A public shareholder, together with any affiliates of such holder or any other persons with whom such holder is acting as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), may collectively only exercise conversion rights with respect to up to 10% of the shares sold in the initial public offering (notwithstanding that such holder or group of holders may hold in excess of 10% of the shares sold in the initial public offering), on a cumulative basis, which includes any exercise of conversion rights in connection with either the shareholder vote required to approve an Initial Business Combination or the shareholder vote required to approve the extended period.

General Meetings

A general meeting may be convened:

•	by a majority of directors at any time;

•	our chief executive officer; or

•	our chairman of the board.

Special meetings of the shareholders , unless otherwise prescribed by statute may only be called by a majority of the entire board of directors, or the chief executive officer or the chairman, and shall be called by the secretary at the request in writing of shareholders owning a majority in amount of the entire capital stock of the Company issued and outstanding and entitled to vote. .

Notice of a annual meeting of shareholders is given to all shareholders. All business transacted at a special general meeting or an annual general meeting is considered special business except:

•	·the declaration and sanctioning of dividends;

•	consideration and adoption of the accounts and balance sheet and the reports of directors and auditors and other documents required to be annexed to the balance sheet;

•	the election of directors;

•	appointment of auditors (where special notice of the intention for such appointment is not required by applicable law) and other officers;

•	the fixing or remuneration of the auditors, and the voting of remuneration or extra remuneration to the directors;

•
the granting of any mandate or authority to the directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the. Company representing not more than twenty per cent. in nominal value of its existing share capital; and

•	the granting of any mandate or authority to the directors to repurchase the securities of the Company.

A quorum of shareholders is required to be present at any meeting in order to carry out business. The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, constitutes a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided  under Marshall Islands law.

Indemnity

Pursuant to our amended and restated memorandum and articles of incorporation, every director, employee, agent or officer of the Company shall be indemnified against any expenses judgments, fines and amounts paid in settlement actually and reasonably incurred by as a result of his position with the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company.

Certain Requirements and Restrictions

Our amended and restated memorandum and articles of incorporation sets forth certain requirements and restrictions that shall apply to us until the consummation of a business combination. Specifically, paragraph sixth of our amended and restated articles of incorporation provides among other things, that:

•	prior to the consummation of any business combination, we shall submit such business combination to our shareholders for approval;

•
we may consummate our initial business combination if: (i) approved by a majority of the ordinary shares voted by the public shareholders and (ii) public shareholders owning less than 30% of the ordinary shares sold in the initial public offering exercise their conversion rights described below

•
if our initial business combination is approved and consummated, public shareholders who voted against the business combination and exercised their conversion rights will receive their pro rata share of the trust account (net of taxes);

•
we will continue in existence only until February 13, 2011, otherwise our corporate existence will cease by operation of law and we will distribute to all of our public shareholders their pro rata share of the trust account (net of taxes); and

•
we may not consummate any share capital exchange, stock purchase, asset acquisition or similar transaction other than a business combination that meets the conditions specified in this Form 20-F, including the requirement that our initial business combination be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least 80% of our net assets held in trust (net of taxes) at the time of such business combination.

C.           Material Contracts

As of December 31, 2008, the Company has not entered into any material contracts.

D.           Exchange controls and Other Limitations Affecting Security Holders

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.           Taxation

The following summary of the material Marshall Islands and United States federal income tax consequences of owning and disposing of our ordinary shares and warrants is based upon laws and relevant interpretations thereof in effect as of the date of this Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to owning and disposing of our ordinary shares, such as the tax consequences under state, local and other tax laws.

Marshall Islands Taxation

The Government of the Marshall Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders or warrant holders.  The Marshall Islands are not party to any double taxation treaties.

No Marshall Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares or warrants.  However, an instrument transferring title to an ordinary share or warrant, if brought to or executed in the Marshall Islands, would be subject to Marshall Islands stamp duty.

United States Federal Income Taxation

The following is a summary of the material U.S. federal income tax consequences of owning and disposing of our ordinary shares and warrants issued as part of a unit pursuant to our IPO.  Because the components of a unit are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit, as the case may be. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants should also apply to the holder of a unit (as the deemed owner of the underlying ordinary share and warrant components of the unit).  The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of our ordinary shares or warrants and you are for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a beneficial owner of our ordinary shares or warrants and not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular holder based on such holder’s individual circumstances. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that will own our ordinary shares and warrants as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or “financial services entities;”

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons that hold our ordinary shares or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares or warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares or warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

We have not sought a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES AND WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

Tax Consequences to U.S. Holders of Our Ordinary Shares and Warrants

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on our ordinary shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such a dividend generally will constitute foreign source passive income for foreign tax credit purposes. Such dividend also will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends (to the extent paid out of our earnings and profits) may be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for our ordinary shares would be suspended for purposes of clause (3) above for the period that such holder had a right to have such ordinary shares redeemed by us. In addition, under recently published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the OTC Bulletin Board (the only exchange on which our ordinary shares are currently listed and traded).  Accordingly, any dividends paid on our ordinary shares are not currently expected to qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants (which, in general, would include a redemption of ordinary shares or warrants), and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants. See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary shares acquired pursuant to the exercise of a warrant.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations. Capital gain or loss recognized by a U.S. Holder upon a disposition of ordinary shares or warrants generally will constitute income or loss from sources within the United States for foreign tax credit limitation purposes.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. If the terms of a warrant provide for any adjustment to the number of shares of ordinary shares for which the warrant may be exercised or to the exercise price of the warrants, such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the U.S. Holder of the warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the ordinary shares. See “—Taxation of Distributions Paid on Ordinary Shares,” above. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. U.S. Holders who exercise a warrant other than by paying the exercise price in cash should consult their own tax advisors regarding the tax treatment of such an exercise, which may vary from that described above.

Passive Foreign Investment Company Rules

A foreign corporation will be a passive foreign investment company, or PFIC, if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets.

Based on the composition of our assets and the nature of our income in 2008, it is likely that we met the PFIC asset or income test in 2008.  However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us is uncertain. After acquisition of a company or assets in a business combination, we may still meet one of the PFIC tests depending on the timing of the acquisition and the passive income and assets of the acquired business. If the company that we acquire in a business combination is a PFIC, then we will likely not qualify for the start-up exception and will be a PFIC in 2008.  Our actual PFIC status for any subsequent taxable year will not be determinable until after the end of the taxable year.  Accordingly, there can be no assurance that we will not be considered a PFIC in 2008 or any subsequent year.

If we are a PFIC for any taxable year during which a U.S. Holder held our ordinary shares or warrants, and the U.S. Holder did not make a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our ordinary shares or a mark-to-market election, as described below, such holder will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other taxable disposition of its ordinary shares or warrants; and

•
any excess distribution made to the U.S. Holder (generally, any distributions to such holder during a taxable year that are greater than 125% of the average annual distributions received by such holder in respect of the ordinary shares during the three preceding taxable years or, if shorter, such holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

•
the amount allocated to the taxable year in which the U.S. Holder recognized the gain or excess distribution, or to any taxable year prior to the first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

In addition, if we are a PFIC, a U.S. Holder who acquires our ordinary shares or warrants from a deceased U.S. Holder who dies before January 1, 2010 generally will be denied the step-up of U.S. federal income tax basis in such shares or warrants to their fair market value at the date of the deceased holder’s death. Instead, such U.S. Holder would have a tax basis in such shares or warrants equal to the deceased holder’s tax basis, if lower.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares acquired as part of the unit in our IPO by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired shares, but the adverse tax consequences relating to PFIC shares will continue to apply to such shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections may only be made by filing a protective statement with such return or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has elected the application of the QEF rules to its PFIC shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for the first tax year of its holding period for our ordinary shares or a purge of the PFIC taint pursuant to a purging election), any gain realized on the appreciation of the PFIC shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, however, will not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for the tax years in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder owns ordinary shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election. If the U.S. Holder makes a mark-to-market election, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of such shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.  Because our ordinary shares are listed and traded only on the OTC Bulletin Board, they may not currently qualify as marketable stock for purposes of the election. As a result, U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF or market-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and warrants under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Our Ordinary Shares and Warrants

Dividends paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S, federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case such gain from United States sources may be subject to tax at a 30% rate or a lower applicable tax treaty rate).  Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if applicable, attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder. Effectively connected dividends and gains of a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares or warrants to or through a U.S. office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to such distributions made on our ordinary shares to a non-corporate U.S. Holder and the proceeds from such sales and other dispositions of shares or warrants by a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

F.           Dividends and paying agents

Not required.

G.           Statement by experts

Not required.

H.           Documents on display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at 61 Hue Lane, HaiBaTrung District, Hanoi, Vietnam.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.           Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices.  We have approximately $41,402,000 in a trust account at JP Morgan Chase Bank maintained by Continental Stock Transfer & Trust Company, acting as trustee. The proceeds held in trust will only be invested in United States “government securities,” defined as any Treasury Bill issued by the United States having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Thus, we are subject to market risk primarily through the effect of changes in interest rates on government securities.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities. There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

Initial Public Offering

The registration statement for the Company’s IPO was declared effective on February 8, 2008. The Company consummated the offering (including shares sold pursuant to the underwriters exercise of their over-allotment option) on February 13, 2008 and, immediately prior to such Offering, the Company’s underwriters, Robert H.J. Lee, Eric M. Zachs, Philip Katz, Eliezer R. Katz, and Nhin Sang purchased an aggregate of 1,873,684 warrants at $0.95 per warrant from the Company in a private placement.  Net proceeds of $41,400,000 from the offering and the private placement are held in a trust account and will only be released to the Company upon the earlier of: (i) the consummation of a Business Combination; or (ii) the Company’s liquidation. The proceeds in the trust account include offering proceeds representing a deferred underwriting discount. Upon consummation of a business combination, $1,449,000, which constitutes the underwriters deferred discount, will be paid to the underwriters from the funds held in the trust account. Additionally, up to an aggregate of $1,150,000 (net of income taxes payable thereon) of interest earned on the trust account balance may be released to the Company to fund working capital requirements. Additional funds from interest earned (net of taxes) may also be released to the Company to fund its income tax obligations.

The net proceeds deposited into the trust fund remain on deposit in the trust account and have earned $457,808 in interest through December 31, 2008.  From January 1 through June 5, 2009, we have withdrawn $17,359.55 of such amount for working capital purposes.    ]

ITEM 15.	CONTROLS AND PROCEDURES

A.           Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the December 31, 2008. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2008 were effective and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.           Management’s annual report on internal control over financial reporting

Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s assessment of the effectiveness of our internal control over financial reporting is as of the year ended December 31, 2008.  We believe that internal control over financial reporting is effective.  We have not identified any material weaknesses considering the nature and extent of our current operations or any risks or errors in financial reporting under current operations.

C.           Attestation report of the registered public accounting firms

Not applicable.

D.           Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

The Company’s Board of Directors has not yet determined if it has an audit committee financial expert on its Board of Directors.

ITEM 16B.	CODE OF ETHICS.

In June 2009, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries.  We have field a copy of our code of ethics as an exhibit to this Annual Report.  You may obtain a copy by accessing our public filing at www.sec.gov.  In addition, we will provide a copy upon request, without charge.  Requests for copies of our code of ethics should be sent in writing to BBV Vietnam S.E.A. Acquisition Corp., 61 Hue Lane, HaiBaTrung District, Hanoi, Vietnam.

We intend to disclose any amendments or waivers of certain provisions of our code of ethics in a Form 6-K.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The firm of Amper, Politziner & Mattia, LLP acts as our principal accountant. The following is a summary of fees paid to our principal accountant for services rendered.

Audit Fees

The aggregate fees billed to us in 2008 and 2007 by the independent auditors, Amper, Politziner, & Mattia, LLP, for professional services rendered in connection with our quarterly reports and annual report totaled $17,500 and $7,500, respectively.

Audit Related Fees

The aggregate fees billed to us in 2008 and 2007 by the independent auditors, Amper, Politziner, & Mattia, LLP, for audit related services totaled $7,500 and $17,500, respectively.

Tax Fees

The aggregate fees billed to us in 2008 and 2007 by the independent auditors, Amper, Politziner, & Mattia, LLP, for tax services totaled $2,500 and $0, respectively.

All Other Fees

During the year ended December 31, 2008, there were no fees billed for products and services provided by the principal accountant other than those set forth above.

Audit Committee Approval

As we do not have an audit committee, the audit committee did not pre-approve any accounting-related or tax services. However, our board of directors has approved the services described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description
3.1	Form of Amended and Restated Articles of Association.*

3.2	By-laws.*

4.1	Specimen Unit Certificate.*

4.2	Specimen Common Stock Certificate.*

4.3	Specimen Warrant Certificate.*

4.4	Form of Founder Warrant Purchase Agreement between the Registrant and Eric M. Zachs, Robert H.J. Lee, Eliezer R. Katz, Nhin Sang and Philip Katz.*

4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant.*

10.1	Form of Letter Agreement among the Registrant, the underwriters and the insiders.*

10.2	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant.*

10.3	Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders.*

10.4	Form of Founder Warrant Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and Eric M. Zachs, Robert H.J. Lee, Eliezer R. Katz, Nhin Sang and Philip Katz.*

10.5	Services Agreement between Bantry Bay Ventures-Asia, LLC and Registrant regarding administrative support.*

10.6	Form of Promissory Note, dated as of September 29, 2007, issued to Eric Zachs.*

10.7	Form of Registration Rights Agreement among the Registrant and the Initial Shareholders.*

10.8	Form of Grid Note, dated as of March 26, 2009, issued to Bantry Bay Ventures Asia, LLC

12. 1	Certification by Principal Executive Officer pursuant to Sarbanes Oxley Section 302

12.2	Certification by Principal Financial Officer pursuant to Sarbanes Oxley Section 302

13.1	Certification by Principal Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2	Certification by Principal Financial Officer pursuant to 18 U.S.C. Section 1350.

14.	Code of Ethics

* Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (SEC File No.333-146829).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BBV VIETNAM S.E.A. ACQUISITION CORP.

By:	/s/ Eric Zachs
Name: Eric Zachs
Title: Chief Executive Officer
Date: June 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders

BBV Vietnam S.E.A. Acquisition Corp.

We have audited the accompanying balance sheets of BBV Vietnam S.E.A. Acquisition Corp. (a development stage company) as of December 31, 2008 and 2007, and the related statements of operations, shareholders’ equity, and cash flows for the period from August 8, 2007 (inception) to December 31, 2008, for the period from August 8, 2007 (inception) to December 31, 2007 and for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BBV Vietnam S.E.A. Acquisition Corp. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the period from August 8, 2007 (inception) to December 31, 2008, for the period from August 8, 2007 (inception) to December 31, 2007 and for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the financial statements, the Company will only continue in existence for a specified period of time if a business combination is not consummated.

June 26, 2009

/s/ Amper, Politziner, & Mattia, LLP

Edison, New Jersey

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS
Assets:
Cash and cash equivalents	$18,997	$29,452
Prepaid expenses and other assets	44,850	—
Deferred offering costs	—	160,028
Restricted cash equivalents held in a trust account (Note 1)	41,401,921	—
Total Assets	$41,465,768	$189,480
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accrued expenses	$168,202	$7,875
Note payable to shareholder	—	175,100
Deferred underwriter’s fees	1,449,000	—
Total current liabilities	1,617,202	182,975
Shares, subject to possible conversion, 1,552,499 shares at conversion value	11,985,292	—
Commitments And Contingency
Shareholders’ Equity
Preferred shares, $.0001 par value, 1,000,000 shares; authorized; none issued and outstanding	—	—
Shares, $0.0001 par value, 50,000,000 shares authorized: 6,468,750 shares (which includes 1,552,449 subject to possible conversion) and 1,293,750 shares issued and outstanding at December 31, 2008 and December 31, 2007, respectively	647	129
Additional paid-in capital	27,864,637	24,871
Deficit accumulated during the development stage	(2,010)	(18,495)
Total shareholders’ equity	27,863,274	6,505
Total liabilities and shareholders’ equity	$41,465,768	$189,480

See accompanying notes to the financial statements.

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Statements of Operations

	Period from August 8, 2007 (inception) to December 31, 2007	Year Ended December 31, 2008	Period from August 8, 2007 (inception) to December 31, 2008

Interest income	$—	$457,808	$457,808

Formation and operating costs	18,495	432,831	451,326

(Loss) income before provision for income taxes	(18,495)	24,977	6,482

Provision for income taxes	—	8,492	8,492

Net (loss) income for period	$(18,495)	$16,485	$(2,010)

Earnings per share:

Basic	$(0.01)	$0.00	$0.00

Diluted	$(0.01)	$0.00	$0.00

Weighted average shares outstanding:

Basic	1,293,750	5,859,092	4,464,706

Diluted	1,293,750	6,355,697	4,820,119

See accompanying notes to the financial statements.

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Statement of Shareholders’ Equity

	Ordinary Shares		Additional Paid-In	Deficit Accumulated during the development
	Shares	Amount	Capital	stage	Total
Issuance of shares	1,293,750	$129	$24,871	—	$25,000

Net loss for the period from August 8, 2007 (inception) to December 31, 2007	—	—	—	(18,495)	(18,495)

Balance at December 31, 2007	1,293,750	129	24,871	(18,495)	6,505

Sale of 5,175,000 units at $8.00 per unit through a public offering, net of underwriter’s discount and offering expenses (1,552,499 shares subject to possible conversion)	5,175,000	518	39,897,474	—	39,897,992

Reclassification from shareholders’ equity of proceeds from sale of 1,552,499 shares subject to possible conversion	—	—	(11,985,292)	—	(11,985,292)

Contingent offering expense	—	—	(72,416)	—	(72,416)

Net income for the year ended December 31, 2008	—	—	—	16,485	16,485

Balance, December 31, 2008	6,468,750	$647	$27,864,637	$	(2,010)	$27,863,274

See accompanying notes to the financial statements

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Statements of Cash Flow

	August 8, 2007 (inception) to December 31, 2007	Year Ended December 31, 2008	August 8, 2007 (inception) to December 31, 2008
Cash flows from operating activities
Net income (loss)	$(18,495)	$16,485	$	(2,010)
Adjustments to reconcile net income (loss) for the period to net cash (used in) provided by operating activities:
Increase in accrued expenses	7,875	87,911		95,786
Increase in prepaid expenses and other assets	—	(46,771)		(46,771)

Net cash provided by (used in) operating activities	(10,620)	57,625		47,005

Cash flows from investing activities:
Cash equivalents transferred to restricted cash trust account	—	(41,400,000)		(41,400,000)
Net cash used in investing activities	—	(41,400,000)		(41,400,000)

Cash flows from financing activities
Net proceeds (costs) from public offering	(160,028)	41,507,020		41,346,992
Proceeds from shareholder notes payable	200,100	—		200,100
Repayment of note payable to shareholder	(25,000)	(175,100)		(200,100)
Proceeds from sale of shares	25,000	—		25,000
Net cash provided by financing activities	40,072	41,331,920		41,371,992

Net increase (decrease) in cash and cash equivalents	29,452	(10,455)		18,997
Cash and cash equivalents at beginning of period	—	29,452		—
Cash and cash equivalents at end of period	$29,452	$18,997		$18,997

See accompanying notes to the financial statements

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 Organization and Nature of Business Operations

BBV Vietnam S.E.A. Acquisition Corp. (the Company) was incorporated in the Republic of the Marshall Islands on August 8, 2007 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar Business Combination with one or more operating businesses (Business Combination). The Company is considered to be in the development stage and is subject to the risks associated with development stage companies.

The registration statement for the Company’s initial public offering (the Offering) was declared effective on February 8, 2008. The Company consummated the Offering (including shares sold pursuant to the underwriters exercise of their over-allotment option) on February 13, 2008 and, immediately prior to such Offering, the Company’s underwriters, Robert H.J. Lee, Eric M. Zachs, Philip Katz, Eliezer R. Katz, and Nhin Sang purchased an aggregate of 1,873,684 warrants (Founder Warrants) at $0.95 per warrant from the Company in a private placement (the Private Placement). The net proceeds of the Offering and the Private Placement are intended to be generally applied toward consummating a Business Combination with one or more operating business having their primary operations in Vietnam or any of the other co entries of Asia. Net proceeds of $41,400,000 from the Offering and the Private Placement are held in a trust account (Trust Account) and will only be released to the Company upon the earlier of: (i) the consummation of a Business Combination; or (ii) the Company’s  liquidation. The proceeds in the Trust Account include Offering proceeds representing a deferred underwriting discount. Upon consummation of a Business Combination, $1,449,000, which constitutes the underwriters’ deferred discount, will be paid to the underwriters from the funds held in the Trust Account. Additionally, up to an aggregate of $1,150,000 (net of income taxes payable thereon) of interest earned on the Trust Account balance may be released to the Company to requirements. Additional funds from interest earned (net of taxes) may also be released to the Company to fund its income tax obligations.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval.  In the event that shareholders owning 30% or more of the shares sold in the Offering vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated.  All of the Company’s shareholders prior to the Offering (the Founders) have agreed to vote their 1,293,750 founding shares in accordance with the vote of the majority of the shares voted by all shareholders of the Company who purchased their shares in the Offering or the aftermarket (Public Shareholders) with respect to any Business Combination.  After consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company convert his or her shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of shares held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding up to 1,552,499 shares sold in the Offering may seek conversion of their shares in the event of a Business Combination. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by the Founders prior to the consummation of the Offering. In the event that a majority of the outstanding shares voted by the Company's Public Shareholders vote for the approval of the Business Combination, a majority of the outstanding shares may approve an amendment to the Company's amended and restated articles of incorporation allowing its perpetual existence and holders owning 30% or more of the outstanding shares do not vote against both the Business Combination and the Extended Period (as defined below) and do not exercise their conversion rights, on a cumulative basis, the Business Combination may then be consummated.

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Note 1 Organization and Nature of Business Operations (continued)

If the Company does not execute a letter of intent, agreement in principle or definitive agreement for a Business Combination prior to 18 months from the date of the closing of the Offering, the Company's board may convene, adopt and recommend to its shareholders a plan of dissolution and distribution and file a proxy statement with the SEC seeking shareholder approval for such plan. If, however, a letter of intent, agreement in principle or definitive agreement for a Business Combination has been executed prior to 18 months from the date of the closing of the Offering, the Company will seek the consummation of that Business Combination. However, if the Company has entered into a letter of intent, agreement in principle or definitive agreement within 18 months following the closing of the Offering and management anticipates that the Company may not be able to consummate a Business Combination within the 24 months from the date of the closing of the Offering, the Company may seek to extend the time period within which it may complete its Business Combination to 36 months, by calling a special (or annual) meeting of shareholders for the purpose of soliciting their approval for such extension (the Extended Period). If the Company receives Public Shareholder approval for the Extended Period and holders of 30% or more of the shares held by Public Shareholders do not vote against the Extended Period and elect to convert their shares in connection with the vote for the extended period, the Company will then have an additional 12 months in which to complete the initial Business Combination. If the Extended Period is approved, the Company will still be required to seek Public Shareholder approval before completing a Business Combination.

In the event there is no Business Combination within the 24-month deadline (assuming the Extended Period is not approved) described above, the Company will dissolve and distribute to its Public Shareholders, in proportion to their respective equity interests, the amount held in the Trust Account, and any remaining net assets, after the distribution of the Trust Account. The Company’s corporate existence will automatically cease at the end of the 36-month period if the Company has not received shareholder approval for an initial Business Combination. In the event of liquidation, the per share value of the residual assets remaining available for distribution (including Trust Account assets) may be less than the Offering price per unit in the Offering.

A Public Shareholders election to convert shares in connection with the vote on the Extended Period will only be honored if the Extended Period is approved. Public Shareholders who vote against the extended period and exercise their conversion rights will not be able to vote on the initial Business Combination. All other shareholders will be able to vote on the initial Business Combination.

With respect to a Business Combination which is approved and consummated or a vote on the Extended Period which is approved, any Public Shareholders who voted against the Business Combination or Extended Period may contemporaneously with or prior to such vote exercise their conversion right and their shares would be cancelled and returned to the status of authorized but unissued shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination or vote on Extended Period, divided by the number of shares held by Public Shareholders at the closing of the Offering. Accordingly, Public Shareholders holding less than 30% of the aggregate number of shares owned by all Public Shareholders may seek conversion of their shares in the event of a Business Combination or vote on the Extended Period. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the founding shares held by Existing Shareholders (but not shares acquired in the Offering or in the secondary market) and the shares underlying the warrants.

Note 2 Summary of Significant Accounting Policies

Cash and Cash Equivalents The Company considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents. Cash and cash equivalents principally consist of cash in a money market account.

Restricted Cash Equivalents Held in a Trust Account  Amounts held in a trust account represent substantially all of the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested in a money market fund that invests in securities of the United States Government.

Concentration of Credit Risk  Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents. The Company may maintain deposits in federally insured financial institutions in excess of federally insured limits. The Company does not believe the cash equivalents held in a trust account are subject to significant credit risk as the portfolio is invested in a money market fund that invests in securities of the United States government.

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Note 2 Summary of Significant Accounting Policies (continued)

Income Taxes  The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or benefit is the tax payable (including any interest and penalties incurred during the period) or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. For the year ended December 31, 2008, the Company recorded current income tax expense of approximately $8,492.

Use of Estimates  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Offering Costs  Deferred offering costs consist principally of legal, printing and engraving expenses that were related to the Offering. These costs were charged to additional paid-in capital at the closing of the Offering on February 13, 2008.

Shares Subject to Conversion  As discussed in more detail in Note 1, the Company will only proceed with a Business Combination if (1) it is approved by a majority of the votes cast by the Company's Public Shareholders and (2) Public Shareholders holding less than 30% (1,552,499) of the shares sold in the Offering exercise their conversion rights, which allows the Public Shareholders to receive their per share interest in the Trust Account. Accordingly, the Company has classified 1,552,499 shares outside of permanent equity as shares subject to conversion at an initial conversion price of $7.72 on February 13, 2008. The Company recognizes changes in the conversion value as they occur and adjusts the carrying value of the shares subject to conversion to be equal to its conversion value at the end of each reporting period. There has been no change to the conversion value between February 13, 2008 and December 31, 2008.

Fair Value of Financial Instruments  The fair values of the Company's assets and liabilities approximate their carrying amounts presented in the balance sheets at December 31, 2008 and December 31, 2007.

Net Income per Share Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during each period. Diluted net income per share amounts reflect additional dilution for the Founder Warrants issued in the Private Placement immediately prior to the consummation of Company's Offering on February 13, 2008. Each Founder Warrant entitles the holder to purchase a share at an exercise price of $5.00 per share.

New Accounting Pronouncements  Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements". In February 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157", which provides a one year deferral of the effective date of SFAS No. 157 for nonfinancial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of SFAS No. 157 with respect to its financial assets and liabilities only. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS No. 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The input levels are as follows:

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Note 2 Summary of Significant Accounting Policies (continued)

Level 1   Quoted prices in active markets for identical assets or liabilities.
Level 2   Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The adoption of this Statement did not have a material impact on the Company's consolidated results of operations and financial condition.

The following table presents certain of the Company's assets that are measured at fair value as of December 31, 2008. In general, fair values determined by Level 1 inputs utilize quoted prices in active markets and the fair values described below were determined through market, observable and corroborated sources.

Description	Quoted Active (Level 1)
Cash and cash equivalents	$18,997
Cash and cash equivalents held in Trust	41,401,921
Total	$41,420,918

In December 2007, the FASB issued SFAS No. 141 (R), which requires an acquirer to measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 141 (R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. SFAS 141 (R) will significantly affect the accounting for future Business Combinations and management will determine the accounting as new combinations occur.

No other recently issued accounting pronouncements that became effective during the twelve months ended December 31, 2008 or that will become effective in a subsequent period has had or is expected to have a material impact on the Company's financial statements.

Note 3 Note Payable to Shareholder and Related Party Transactions

The Company issued an unsecured promissory note on September 20, 2007 in an aggregate principal amount of $200,100 to a shareholder of the Company. The loan was made to fund a portion of the organizational and offering expenses owed by the Company to third parties. The note was non-interest bearing and payable on the earlier of September 20, 2008 and the consummation of the Offering. As of December 31, 2008, the loan had been repaid in full.

Note 4 Preferred Shares

The Company is authorized to issue up to 1,000,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. No preferred shares had been issued as of December 31, 2008.

The agreement with the underwriters prohibits the Company, prior to a Business Combination, from issuing preferred shares which participates in the proceeds of the Trust Account or which votes with the shares on a Business Combination.

Note 5 Warrants

At December 31, 2008, a total of 6,373,684 shares were reserved for issuance upon the exercise of Warrants. The Warrants will become exercisable on the later of (i) February 8, 2009 or (ii) the completion of a Business Combination.

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Note 6 Commitments and Related Party Transactions

The Company presently occupies office space provided by an affiliate of one of the Founders. This affiliate has agreed that, until the Company consummates a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on the effective date of the Offering. For the period from August 8, 2007 (Inception) to December 31, 2008, the Company has expensed $78,750 related to these services.

Pursuant to letter agreements by and among the Founders, the Company, and the underwriters, the Founders have waived their right to receive distributions with respect to their founding shares upon the Company's liquidation.

Robert H.J. Lee, Eric M. Zachs, Philip R. Katz, Eliezer R. Katz, Nhin Sang and the Company’s underwriters purchased the 1,873,684 Founder Warrants for an aggregate purchase price of $1,780,000 in the Private Placement. This purchase was consummated immediately prior to the effective date of the registration statement relating to the Offering. All of the proceeds received from this purchase has been placed in the Trust Account. The Founder Warrants are identical to the warrants offered in the Offering, except that (i) the Founder Warrants are not subject to redemption so long as they are held by the original purchasers or their permitted transferees, (ii) the Founder Warrants may be exercised on a cashless basis so long as they are held by the original purchasers or their permitted transferees, while the warrants included in the units sold in the Offering cannot be exercised on a cashless basis, (iii) upon an exercise of the Founder Warrants, the holders of the Founder Warrants will receive unregistered shares, and (iv) subject to certain limited exceptions, the Founder Warrants are not transferable until they are released from escrow, as described below, which would only be after the consummation of a Business Combination. The Founder Warrants will be differentiated from warrants sold as part of the units in the Offering through legends contained on the certificates representing the Founder Warrants indicating the restrictions and rights specifically applicable to such Founder Warrants.

Exercising warrants on a cashless basis means that, in lieu of paying the aggregate exercise price for the shares being purchased upon exercise of the warrant in cash, the holder forfeits a number of shares issuable upon exercise of the warrant with a market value equal to such aggregate exercise price. Accordingly, the Company would not receive additional proceeds to the extent the Founder Warrants are exercised on a cashless basis. Warrants included in the units sold in the Offering are not exercisable on a cashless basis and the exercise price with respect to those warrants will be paid directly to the Company. The Founder Warrants have been placed in an escrow account at Continental Share Transfer & Trust Company, acting as escrow agent, and will not be released from escrow until 60 days after the consummation of the Company’s Business Combination.

Prior to their release from escrow, the Founder Warrants may be transferred (i) to the Company's directors, officers or employees or their affiliates, or (ii) to family members and trusts of permitted assignees for estate planning purposes or, upon the death of any such person, to an estate or beneficiaries of permitted assignees; in each case, such transferees will be subject to the same transfer restrictions as the original purchasers until after the Founder Warrants are released from escrow. If the purchaser or permitted transferees acquire warrants for their own account in the open market, any such warrants will be redeemable. If the Company's other outstanding warrants are redeemed and the market price of a share rises following such redemption, holders of the Founder Warrants could potentially realize a larger gain on exercise or sale of those warrants than is available to other warrant holders, although the Company does not know if the price of its shares would increase following a warrant redemption.

Note 7 Non-cash transaction

Legal fees related to the Initial Public offering in the amount of $72,416 have been accrued as of December 31, 2008, with the offset to paid in capital as required under US GAAP.

Note 8 Subsequent events

In March 2009, we executed a grid note in the aggregate principal amount of $150,000 payable to Bantry Bay Ventures Asia, LLC, an affiliate of our president, chairman and vice president which reflected monies borrowed by the Company over the last six month period.  Through June 24, 2009, we borrowed $74,581 on such note. The Company has repaid $25,699 and the current outstanding balance as of June 24, 2009 on the note is $48,882.